EXECUTION VERSION

EQUITY DISTRIBUTION AGREEMENT

August 12, 2024

National Bank Financial Inc. 130 King Street West, 8th Floor Toronto, Ontario M5X 1J9	National Bank of Canada Financial Inc. 65 East 55th Street, 8th Floor New York, NY 10022

Canaccord Genuity Corp. 40 Temperance St., Suite 2100 Toronto, ON M5H 0B4	Canaccord Genuity LLC One Post Office Square Suite 3000, Boston, MA 02109

Stifel Nicolaus Canada Inc. 161 Bay Street, Suite 3800 Toronto, ON M5J 2S1	Stifel, Nicolaus & Company, Incorporated 1 Montgomery St, 37th Floor San Francisco, CA 94104

RBC Dominion Securities Inc. 200 Bay Street, 22nd Floor Toronto, ON M5J 2T6	RBC Capital Markets, LLC 200 Vesey Street, 9th Floor New York, NY 10281

Scotia Capital Inc. 40 Temperance Street, 6th Floor Toronto, ON M5H 0B4	Scotia Capital (USA) Inc. 250 Vesey Street, 24th Floor New York, New York 10281

i-80 Gold Corp., a corporation incorporated under the laws of the Province of British Columbia (the "Company"), confirms its agreement (this "Agreement") with National Bank Financial Inc., Canaccord Genuity Corp., Stifel Nicolaus Canada Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. (collectively, the "Canadian Agents"), and National Bank of Canada Financial Inc., Canaccord Genuity LLC, Stifel, Nicolaus & Company, Incorporated, RBC Capital Markets, LLC and Scotia Capital (USA) Inc. (collectively, the "U.S. Agents," and together with the Canadian Agents, the "Agents") to appoint the Agents to act as its sole agents with respect to the issue and sale of common shares in the capital of the Company ("Common Shares"), upon and subject to the terms and conditions contained herein. Capitalized terms used herein have the meanings given to them in Section 25 hereof.

1. Issuance and Sale of Common Shares

(a) The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through a Designated Agent, Common Shares having an aggregate offering price of up to US$50,000,000 (the "Offering"). The Common Shares will be sold on the terms set forth herein at such times and in such amounts as the Company and a Designated Agent (as defined below) shall agree from time to time. The issuance and sale of the Common Shares through a Designated Agent will be effected pursuant to the Canadian Prospectus filed by the Company with the Canadian Qualifying Authorities and Registration Statement filed by the Company with the SEC and which was declared effective by the SEC on June 25, 2024 pursuant to Rule 467(b) under the U.S. Securities Act.

(b) The Company's appointment of the Agents under this Agreement shall be on an exclusive basis during the term of this Agreement, and the Company agrees that, during the term of this Agreement, it will not appoint any other person to act as the Company's agent with respect to the sale of Common Shares pursuant to the Offering. Nothing contained herein shall otherwise prohibit or restrict the Company from issuing securities or raising money in any manner other than through the Offering. For clarity, nothing set forth in this Agreement shall be construed as a right of first refusal or similar right (or granting of any such right) to any Agent to: (i) act as the Designated Agent for any Placement; or (ii) participate as an agent, underwriter, broker, advisor or otherwise in any future financing of the Company.

2. Placements

(a) Designated Agent. Each time that the Company wishes to issue and sell Common Shares hereunder (each, a "Placement"), the Company shall deliver a notice (a "Placement Notice") to the Agent that the Company has selected, in the Company's sole discretion, to act as its agent in respect of such Placement (the "Designated Agent") by e-mail notice (or such other method mutually agreed to in writing by the Company and the Designated Agent).

(b) Placement Notices. Each Placement Notice will:

(i) contain the parameters within which the Company desires to sell the Common Shares pursuant to this Agreement (the "Placement Shares"), which shall at a minimum include: (A) the number or amount of Placement Shares to be sold under the applicable Placement; (B) the time period during which sales are requested to be made; (C) any limitation on the number of Placement Shares that may be sold in any one Trading Day; (D) any minimum price below which sales may not be made; and (E) the amount of the Placement Fee (including the allocation of the Placement Fee between one or more of the Agents pursuant to Section 2(d));

(ii) originate from any of the individuals (each an "Authorized Representative") from the Company set forth on Schedule 1 (with a copy to each of the other individuals from the Company listed on such Schedule), and shall be addressed to each of the Authorized Representatives from the Designated Agent set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time;

(iii) be effective upon receipt by the Designated Agent unless and until the earlier of:

(A) the Designated Agent delivering notice in writing to the Company that it declines to accept the terms contained in the Placement Notice for any reason, in its sole discretion;

(B) the entire amount of the Placement Shares having been sold and all such sales having settled in accordance with this Agreement;

(C) the Company or the Designated Agent suspending or terminating the Placement Notice in accordance with Section 4;

(D) the Company delivering a subsequent Placement Notice to the Designated Agent with parameters that expressly supersede those contained in the earlier Placement Notice; or

(E) this Agreement being terminated as between the Company and the Designated Agent pursuant to Section 13.

(c) Acceptance of Placement Notices. On receiving a Placement Notice, an Authorized Representative of the Designated Agent shall promptly either:

(i) notify the Company by email notice that the Designated Agent declines to accept the Placement Notice pursuant to Section 2(b)(iii)(A); or

(ii) accept the Placement Notice by acknowledging receipt thereof by e-mail to the Authorized Representatives of the Company. For all purposes hereof, and notwithstanding any other provision hereof, the Designated Agent shall be deemed not to have received a Placement Notice unless declined or acknowledged by an Authorized Representative of the Designated Agent.

(d) Placement Fee. The amount of compensation to be paid by the Company to the applicable Designated Agent with respect to each Placement shall be equal to up to 2.50% of the gross proceeds from any sale of Placement Shares pursuant to such Placement (the "Placement Fee"). The allocation of the Placement Fee between one or more of the Agents for each Placement will be determined by the Company.

(e) No Obligation. It is expressly acknowledged and agreed that neither the Company nor any Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the Designated Agent and the Designated Agent acknowledges receipt of a Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. Except as otherwise set forth in this Agreement, an Agent shall have no obligation with respect to a Placement for which it is not the Designated Agent, and the Company shall have no obligation to such Agent with respect to such Placement. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

(f) Limitations on Placements. Under no circumstances shall the Company deliver a Placement Notice if, after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales price of the Placement Shares sold pursuant to this Agreement would exceed the aggregate sales price of the Common Shares qualified under the Canadian Prospectus and the Registration Statement, and the Agents shall have no obligation whatsoever (express or implied) to monitor or ensure such compliance by the Company.

(g) Minimum Price. Under no circumstances shall the Agents effect the offer or sale of any Placement Shares pursuant to this Agreement at a price lower than the minimum price authorized in the applicable Placement Notice.

3. Sale of Placement Shares by the Designated Agent

(a) Subject to the terms and conditions of this Agreement, upon a Placement Notice becoming effective and unless the sale of the Placement Shares described therein has been suspended (including during any No Trade Period) or otherwise terminated in accordance with Section 4, the Designated Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent, such Placement Shares up to the amount specified during the time period specified in, and otherwise in accordance with the terms of, such Placement Notice.

(b) The Agents severally and not jointly covenant and the Company acknowledges that: (i) the Agents will conduct the sale of Placement Shares in compliance with Applicable Laws including, without limitation, all Securities Laws and, if applicable, the rules of the TSX, NYSE American or other Canadian Marketplace or U.S. Marketplace (assuming the Company's compliance with the terms of this Agreement) and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice.

(c) Each of the U.S. Agents, severally (and not jointly), covenants and agrees with the Company that (i) it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada, and (ii) it shall not sell Placement Shares on the TSX or any other Canadian Marketplace. For the avoidance of doubt, none of the U.S. Agents is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions and no action on the part of any of the U.S. Agents in its capacity as an Agent of the offering of the Placement Shares in the United States is intended to create any impression or support any conclusion that it is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions.

(d) The Designated Agent will provide written confirmation by e-mail (or such other method mutually agreed to in writing by the Company and the Designated Agent) to the Authorized Representatives of the Company no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Shares on the TSX, NYSE American, any other Canadian Marketplace or U.S. Marketplace and pursuant to any other sales method used by the Designated Agent pursuant to Section 3, setting forth the following information:

(i) the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSX or on any other Canadian Marketplace, on NYSE American, on any other U.S. Marketplace, and pursuant to any other sales method used by the Agents);

(ii) the price at which the Placement Shares were sold on such day (showing the average price of the Placement Shares sold on the TSX, any other Canadian Marketplace, NYSE American, any other U.S. Marketplace and pursuant to any other sales method used by the Agents);

(iii) the aggregate gross proceeds from the sale of Placement Shares on such day;

(iv) the total Placement Fee payable by the Company to the Agent(s) with respect to such sales; and

(v) the Net Proceeds payable to the Company.

Each Agent severally (and not jointly, or jointly and severally) covenants and agrees to provide the Company, for each fiscal quarter during which Placement Shares are sold pursuant to a Placement Notice, and otherwise as reasonably requested by the Company to meet its reporting requirements under applicable Securities Laws, within five (5) Business Days after the end of each fiscal quarter, a report stating the number of Placement Shares distributed pursuant to this Agreement during such fiscal quarter on the TSX, NYSE American or such other Canadian Marketplace or U.S. Marketplace. Unless otherwise required under Securities Laws, the parties agree that the Agent's report under this Section 3(d) shall state the aggregate number of Placement Shares issued on all Settlement Dates occurring during the fiscal quarter, together with such other information as specified in this Section 3(d) on an aggregate quarterly basis.

(e) After consultation with the Company and subject to the terms and conditions of the Placement Notice, the Designated Agent may sell Placement Shares by any method permitted by Applicable Laws (including Securities Laws) that constitutes an ATM Distribution, including, without limitation, sales made directly on the TSX, NYSE American, or on any other Canadian Marketplace or U.S. Marketplace.

(f) Each Agent severally (and not jointly, or jointly and severally) covenants that the Agent will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Placement Shares in connection with the distribution of Placement Shares in an ATM Distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Placement Shares in connection with such distribution.

(g) Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that: (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all; and (ii) no Agent will incur any liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by such Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell, on behalf of the Company and as agent, such Placement Shares in compliance with Applicable Laws including, without limitation, all Securities Laws and, if applicable, the rules of the TSX, NYSE American, or other Canadian Marketplace or U.S. Marketplace (assuming the Company's compliance with the terms of this Agreement) as provided under this Section 3.

(h) If the terms of any Placement as set forth in a Placement Notice contemplate that the Placement Shares shall be sold on more than one Trading Day, then the Company and the Designated Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Placement Notice.

4. Suspension of Sales

(a) At any time while a Placement Notice is effective, the Company or the Designated Agent may, and upon commencement of a No Trade Period the Company shall, by notice to the other party in accordance with Section 4(b), temporarily or indefinitely suspend any sale or further sales of Placement Shares for which it has delivered or received, as applicable, a Placement Notice; provided, however, that such suspension shall not affect or impair any party's obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice of suspension.

(b) The Company and the Agents, severally and not jointly, agree that any suspension or termination notice delivered pursuant to Section 4(a) shall:

(i) be effective immediately, unless otherwise specified therein;

(ii) be given by an Authorized Representative of the notifying party to one of the other party's Authorized Representatives by telephone (confirmed immediately by e-mail) or by e-mail notice (or other such method mutually agreed to in writing by the Company and the Designated Agent); and

(iii) set out the duration of such suspension, provide that such suspension is indefinite until further notice is provided by the notifying party or provide that the Placement Notice is terminated and of no further effect.

(c) For greater certainty, a Placement Notice may specify a period or periods (including No Trade Periods) during which Placement Shares may not be sold, and in such case, the sale of Placement Shares under such Placement Notice shall be suspended during any such periods identified, and the Placement Notice itself shall constitute notice of the suspension(s) contemplated in Section 4(a).

(d) Any notice of suspension provided pursuant to Section 4(a), including the reason for such notice of suspension, will be kept strictly confidential by the Company and the Designated Agent and their respective affiliates and any Person acting on their behalf, unless: (i) such information is or becomes generally available to the public other than as a result of a disclosure by the Company or the Designated Agent in violation of this Agreement; (ii) the disclosure of such information is expressly permitted, in writing, by the party giving the notice pursuant to Section 4(a); or (iii) the disclosure of such information is required by Applicable Laws (including Securities Laws) or by order of a Governmental Authority.

5. Settlement

(a) Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the first (1st) Trading Day on the TSX or the NYSE American, as applicable, on which the Placement Shares are sold, or such other day as is industry practice for regular-way trading following the date on which such sales are made (each such day, a "Settlement Date"). The amount of proceeds to be delivered to the Company on a Settlement Date, payable against the receipt of the Placement Shares sold, will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for (i) the Placement Fee for such sales payable by the Company to the Agents and (ii) any other documented amounts which have been agreed to by the Company and the Agents, acting reasonably, and are payable pursuant to Section 8(i) hereof, and (iii) any documented transaction fees imposed by any governmental or self-regulatory organization in respect of such sales which are paid by the Agents (the "Net Proceeds").

(b) Delivery of Placement Shares. On each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the Designated Agent's account or its designee's account (provided that the Designated Agent shall have given the Company written notice of any designee and of the applicable CDSX system deposit identification number for the Placement Shares at least one Trading Day prior to the Settlement Date, as applicable) at CDS Clearing and Depository Services Inc. through its CDSX system or by such other means of delivery as may be mutually agreed upon by the Company and the Designated Agent. Upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered Common Shares in good deliverable form, the Designated Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds to an account designated by the Company prior to the Settlement Date. If the Company defaults on its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 10 hereto, it will: (i) indemnify and hold the Designated Agent harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company (or its transfer agent); and (ii) pay to the Designated Agent any Placement Fee to which the Designated Agent would otherwise have been entitled absent such default; provided, however, that without limiting Section 10 herein, with respect to (ii) above, the Company shall not be obligated to pay the Agents any Placement Fee on any Placement Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSX, NYSE American, or other Canadian Marketplace or U.S. Marketplace; (B) a material disruption in securities settlement or clearance services in Canada or the United States; or (C) a material failure by the Designated Agent to comply with its obligations under the terms of this Agreement.

(c) The Designated Agent covenants and agrees to copy or otherwise include the Company on all correspondence between the Designated Agent and the transfer agent of the Company for the Common Shares in connection with or relating to the settlement (electronic or otherwise) of any sale of Placement Shares hereunder, and further, shall be responsible for taking all actions customarily undertaken by executing brokers to ensure that all sales of Placement Shares hereunder are settled without default in accordance with existing industry practice for regular-way trading.

6. Prospectuses and Registration Statement

(a) The Company has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus in respect of the offer and sale of Common Shares, warrants, debt securities, subscription receipts and units of the Company (collectively, the "Shelf Securities") in each case in accordance with Canadian Securities Laws. The Ontario Securities Commission (the "Reviewing Authority") is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the "Receipt"). The term "Canadian Base Prospectus" means the (final) short form base shelf prospectus of the Company for each of the provinces and territories of Canada dated June 21, 2024 relating to the Shelf Securities, as the same may be amended or amended and restated from time to time, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases. As used herein, a "Designated News Release" means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company's determination, constitutes a material fact and identified by the Company as a "designated news release" in writing on the face page of the version of such news release that is filed by the Company on SEDAR+. As used herein, "Canadian Prospectus Supplement" means the most recent prospectus supplement (including any amendment thereto) to the Canadian Base Prospectus relating to the Placement Shares, filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Prospectus.

(b) The Company has also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333-279567) covering the registration of the Shelf Securities under the U.S. Securities Act and the rules and regulations (the "Rules and Regulations") of the SEC thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has been declared effective by the SEC in such form on June 25, 2024 pursuant to Rule 467(b) under the U.S. Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the "Registration Statement."

(c) Any reference herein to the Registration Statement, Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, including but not limited to, all Designated News Releases, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with the SEC or to the Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein, including but not limited to, all Designated News Releases. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction on SEDAR+ and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC on EDGAR.

(d) All references in this Agreement to financial statements and other information which is "described," "contained," "included" or "stated" in the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus, including but not limited to, all Designated News Releases. All references in this Agreement to financial statements and schedules and other information which is "described," "contained," "included" or "stated" in the Registration Statement or the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the U.S. Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement or the U.S. Prospectus, as the case may be.

7. Representations and Warranties of the Company

The Company represents and warrants to the Agents, and acknowledges that each Agent is relying upon such representations and warranties, that:

(a) the Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file the Canadian Base Prospectus in each of the Canadian Qualifying Jurisdictions, and the entering into of this Agreement will not cause the Receipt to cease to be effective. At the time of filing of the Registration Statement, the Company met the general eligibility requirements for use of Form F-10 under the U.S. Securities Act. Any amendment or supplement to the Prospectuses or Registration Statement required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No order preventing or suspending the use of the Prospectuses, the Registration Statement or any Issuer Free Writing Prospectus has been issued by any Canadian Qualifying Authority or the SEC. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects with Canadian Securities Laws. The Canadian Prospectus as of its date, did not and, as of each Applicable Time and Settlement Date, as applicable, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus as of its date, did and, as of each Applicable Time and Settlement Date, as applicable, will contain full, true and plain disclosure of all material facts relating to the Placement Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10, the U.S. Securities Act and the Rules and Regulations. The Company has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus and the Registration Statement (without exhibits) and the Prospectuses, as may be amended or supplemented, in such quantities and at such places as the Agents have reasonably requested. At the time of filing of the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Common Shares, Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 under the U.S. Securities Act that it is not necessary that the Company be considered an Ineligible Issuer;

(b) each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10, the U.S. Securities Act and the Rules and Regulations on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the SEC, and the U.S. Prospectus and the applicable Issuer Free Writing Prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the applicable sale price of such Placement Shares, the "Disclosure Package") and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by or on behalf of the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Agent consists of the information described as such in Section 10(a) hereof;

(c) the Company is eligible to use Issuer Free Writing Prospectuses. Each Issuer Free Writing Prospectus does not include any information the substance of which conflicts with the information contained in the Registration Statement, including any documents incorporated by references therein, and the Prospectuses and any prospectus supplement deemed to be a part thereof that has not been superseded or modified; and each Issuer Free Writing Prospectus does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by the Agents specifically for use therein. Any Issuer Free Writing Prospectus that the Company is required to file pursuant to Rule 433(d) under the U.S. Securities Act has been, or will be, filed with the SEC in accordance with the requirements of the U.S. Securities Act and the rules thereunder. Each Issuer Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act or that was prepared by or behalf of or used by the Company complies or will comply in all material respects with the requirements of the U.S. Securities Act and the rules thereunder. The Company will not, without the prior consent of the Agents, prepare, use or refer to, any Issuer Free Writing Prospectuses;

(d) the Company has been duly organized and is validly existing under the laws of its jurisdiction of existence, is in good standing, has the corporate power and authority and is duly qualified and possesses all material certificates, authority, permits and licences issued by the appropriate provincial, municipal, federal regulatory agencies or bodies necessary, including relevant exploration permits and concessions (and has not received or is not aware of any modification or revocation to such certificates, authority, permits or licences, except such modifications or amendments as are necessary for the conduct of its business) to carry on its business as now conducted and to own its properties and assets, except for those certificates, authority, permits and licences which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect and neither the Company nor any of the Subsidiaries has received a notice of material non-compliance, and does not know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of material non-compliance with any such laws or regulations;

(e) other than the Material Subsidiaries, the Company has no investment in any person which could be material to the business and affairs of the Company. The Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares of or other voting securities in the Subsidiaries free and clear of all encumbrances, liens, mortgages, hypothecations, security interests and charges (other than as disclosed to the Agents), and no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or the Subsidiaries of any of the shares or other securities of the Subsidiaries;

(f) the authorized capital of the Company consists of an unlimited number of Common Shares, of which, as of the close of business on the date prior to the date hereof 384,935,525 Common Shares were issued and outstanding as fully paid and non-assessable and 69,392,702 Common Shares reserved for issuance under RSUs, DSUs, options and warrants of the Company, and no person, other than Orion Mine Finance Fund III LP (and their respective affiliates) or as disclosed in the Public Disclosure Record, has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Company or any other security convertible into or exchangeable for any such shares, or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital;

(g) (i) each of the Subsidiaries is existing as a corporation or limited liability company in good standing under the laws of its jurisdiction of incorporation and has the corporate or limited liability company power, capacity and authority to own, lease and operate its property and assets, to conduct its business as now conducted and as currently proposed to be conducted and to carry out the provisions hereof; (ii) each of the Subsidiaries, where required, has been duly qualified as an extra-provincial or foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases property, or conducts any business and is not precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document; and (iii) no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of any of the Subsidiaries;

(h) neither the Company nor any of the Subsidiaries have committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it;

(i) none of the Company or any Subsidiary has been served with or otherwise received notice of any legal or governmental proceedings and there are no legal or governmental proceedings (whether or not purportedly on behalf of the Company) pending to which the Company or any Subsidiary is a party or of which any property or assets of the Company or any Subsidiary is the subject which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the consummation by the Company of the transactions contemplated by this Agreement and, to the best of the Company's knowledge, no such proceedings have been threatened or contemplated by any Governmental Authority or any other parties;

(j) there is not, in the constating documents nor, except as disclosed in the Prospectuses or Registration Statement, in any Material Agreement, any restriction upon or impediment to, the declaration or payment of cash dividends by the directors of the Company or the payment of cash dividends by the Company to the holders of the Common Shares;

(k) except as disclosed in the Public Disclosure Record, no Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary's capital stock or other ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such Subsidiary's property or assets to the Company or any other Subsidiary of the Company;

(l) the Financial Statements:

(i) have been prepared in accordance with Securities Laws and IFRS, applied on a consistent basis throughout the periods referred to therein, except as otherwise disclosed therein;

(ii) present fairly, in all material respects, the financial position and condition of the Company and the Subsidiaries on a consolidated basis as at the dates thereof and the results of its operations and the changes in its shareholder's equity and cash flows for the periods then ended, and do not contain a misrepresentation; and

(iii) to the best of the Company's knowledge, have been audited (in the case of the annual financial statements comprising the Financial Statements) or reviewed (in the case of the interim financial statements comprising the Financial Statements) by independent public accountants within the meaning of Securities Laws and the rules of the Chartered Professional Accountants of Canada;

(m) there are no material liabilities of the Company whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Prospectuses and Registration Statement;

(n) the accountants who audited or reviewed (as the case may be) the Financial Statements are independent with respect to the Company within the meaning of Canadian Securities Laws and are independent registered public accountants as required by the U.S. Securities Act and the U.S. Exchange Act and the rules of the Public Company Accounting Oversight Board, there has not been any "reportable event" (within the meaning of NI 51-102) with the current auditors or any former auditors of the Company during the past five financial years;

(o) the Company has established and maintains a system of disclosure controls and procedures and internal control over financial reporting, in each case that comply with applicable Securities Laws, and has: (i) designed such disclosure controls and procedures, or caused them to be designed under management's supervision, to provide reasonable assurance that material information relating to the Company is made known to management by others, particularly during the period in which the financial statements are being prepared; and (ii) designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS;

(p) other than as disclosed in the Prospectuses, the Registration Statement, the Disclosure Package, since December 31, 2023, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not materially altered its method of accounting, (iii) the Company has not issued any equity securities to any officer, director or affiliate (defined as any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person, as such terms are used in and construed in Rule 144 under the U.S. Securities Act), except as disclosed in the Public Disclosure Record, disclosed to the Agents or pursuant to existing Company equity incentive plans and (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders;

(q) the audit committee's responsibilities and composition comply with National Instrument 52-110 - Audit Committees and with applicable U.S. Securities Laws and the rules of the NYSE American;

(r) except as disclosed in the Prospectuses or Registration Statement, none of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares or any known associate or affiliate of any such person, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company and its Subsidiaries on a consolidated basis;

(s) the Company is a resident of Canada (and no other jurisdiction) for tax purposes. Each of the Material Subsidiaries is a resident of the United States for tax purposes (and no other jurisdiction);

(t) (i) except where the failure would not, individually or in the aggregate, have a Material Adverse Effect, the Company and each Subsidiary: (A) has duly and on a timely basis filed all foreign, federal, state, provincial and municipal tax returns required to be filed by it, (B)  has paid, collected, withheld and remitted all taxes due and payable or required to be collected, withheld and remitted by it, and (C) has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any Governmental Authority to be due and owing; and (ii) adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return (except for extensions which are automatically granted by an applicable Governmental Authority) or payment of any tax, governmental charge or deficiency by the Company or by any Subsidiary; there are no actions, suits, proceedings, investigations, audits or claims pending or, to the Company's knowledge, threatened against the Company or any Subsidiary in respect of taxes, governmental charges or assessments, and there are no matters under discussion with any Governmental Authority relating to taxes, governmental charges or assessments asserted by any such authority, except where such actions, suits, proceedings, investigations, audits, claims or matters would not, individually or in the aggregate, have a Material Adverse Effect;

(u) the Company and each of the Subsidiaries have established on their books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Company or any of the Subsidiaries (other than liens for current taxes not yet due and payable);

(v) the Company and its Subsidiaries own, license or otherwise have the right to use all material licenses, authorizations, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of the business, without infringement upon or conflict with the rights of any other person with respect thereto, other than any intellectual property the absence of which or any such infringement upon or conflict with respect to which would not have a material impact on the Company or any of its Subsidiaries' ability to develop or operate the Properties. No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by the Company or any of its Subsidiaries infringes upon or conflicts with any rights owned by any other person. No claim or litigation regarding any of the foregoing is pending or, to the knowledge of the Company, threatened;

(w) with respect to each of the premises which is material to the Company and any Material Subsidiary and which the Company or any Material Subsidiary occupies as tenant (the "Leased Premises"), the Company or Material Subsidiary (as applicable) occupies the Leased Premises and has the right to occupy and use the Leased Premises and neither the Company nor any Material Subsidiary is in material breach or violation of or in default under any of the leases pursuant to which the Company or Subsidiary occupies the Leased Premises and to the Company's knowledge, such leases are valid, in good standing and in full force and effect and are enforceable against the respective lessors thereof;

(x) other than as described in the Prospectuses and Registration Statement, the Company and the Subsidiaries, as applicable, are the absolute legal and beneficial owners of, and have good and marketable title to all of the Business Assets thereof as described in the Prospectuses and Registration Statement, including the Properties, as described in the Prospectuses and Registration Statement, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than (i) those described in the Prospectuses and Registration Statement, (ii) liens for taxes not yet payable, (iii) in respect of the Lone Tree project disclosed to the Agents, (iv) all rights reserved to, or vested in, any Governmental Authority by the terms of any mining claim, lease, licence, franchise, grant or permit held by it, or by any statutory provision, (v) easements, rights-of-way, roads, covenants, restrictions that do not materially detract from the value of, or impair the use of, any of Business Assets, (vi) conflicts among the unpatented mining claims included in the Properties and  unpatented mining claims owned by any other person, and overlaps onto patented mining claims, fee lands and other lands withdrawn from mineral entry under the Mining Law of 1872, as amended, (vii) with respect to any unpatented mining claims included in the Properties, the paramount title of the United States, the rights of citizens of the United States and other qualified persons to enter onto and use the public lands, and the authority and right of the United States to administer and manage entry onto and use of the public lands (collectively "Permitted Encumbrances"), and no other rights are necessary for the conduct of the business of the Company or the Subsidiaries as currently conducted other than those described in the Prospectuses and Registration Statement, the Company knows of no claim or basis for any claim that would reasonably be expected to materially adversely affect the right of the Company to use, transfer or otherwise exploit such property rights, other than those described in the Prospectuses and Registration Statement, and the Company and the Subsidiaries have no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof, except as described in the Prospectuses and Registration Statement;

(y) the Company and the Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims or other conventional property, proprietary or contractual interests or rights, including access and surface rights, recognized in the jurisdiction in which the Properties are located in respect of the ore bodies and specified minerals located in the Properties in which the Company or the Subsidiaries have an interest as described in the Prospectuses and Registration Statement under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company or the Subsidiaries to access the Properties and explore and exploit the minerals relating thereto as are appropriate in view of their respective rights and interests therein; to the Company's knowledge all such properties, leases, concessions or claims in which the Company and the Subsidiaries have any interests or rights have been validly located in accordance with all Applicable Laws and are valid, subsisting and in good standing;

(z) any and all of the agreements and other documents and instruments pursuant to which the Company and the Subsidiaries hold their property and assets (including any interest in, or right to earn an interest in, any Property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, to the Company's knowledge, the Company and the Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged. None of the Properties (or any interest in, or right to earn an interest in, any Property) of the Company and the Subsidiaries are subject to any right of first refusal or purchase or acquisition rights other than as set forth in the Prospectuses and Registration Statement;

(aa) the Company has disclosed all material information relating to the Properties and any other material mineral properties of the Company and the Subsidiaries in the Public Disclosure Record in compliance with Securities Laws in all material respects and such disclosure remains true, complete and accurate in all material respects as of the date hereof;

(bb) to the Company's knowledge there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any of the Subsidiaries, except for ongoing assessments conducted by or on behalf of the Company in the ordinary course;

(cc) except in compliance with Applicable Laws, neither the Company nor any Subsidiary has used any of its property or facilities to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances ("Hazardous Substances") in a manner that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; except in compliance with Applicable Laws, neither the Company nor any Subsidiary has caused or permitted the release, in any manner whatsoever, of any Hazardous Substances on or from any of its properties or assets or any such release on or from a facility owned or operated by third parties but with respect to which the Company or a Subsidiary is or may reasonably be alleged to have material liability or has received any notice that it is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any Applicable Laws, statutes, ordinances, by-laws, regulations or any orders, directions or decisions rendered by any ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to or dealing with Hazardous Substances in a manner that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

(dd) no part of the Properties or the mining rights or permits of the Company or the Subsidiaries have been taken, revoked, condemned, or expropriated by any Governmental Authority nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Company, been commenced, threatened, or is pending, nor does the Company or the Subsidiaries have any knowledge of the intent or proposal to give such notice or commence any such proceedings;

(ee) there are no claims or actions with respect to indigenous rights currently outstanding, or to the best knowledge of the Company, threatened or pending, with respect to the Properties. No land entitlement claims have been asserted and no legal actions relating to indigenous issues have been instituted with respect to the Properties, and no material dispute in respect of the Properties or any of the material mineral projects of the Company or the Subsidiaries with any local or indigenous group or other interest group exists or, to the knowledge of the Company, is threatened or imminent;

(ff) the Company is in compliance in all material respects with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has duly filed all reports required to be filed by the Company pursuant to NI 43-101, and all such reports comply in all material respects with the requirements of NI 43-101;

(gg) to the knowledge of the Company: (i) there are no regulatory investigations commenced, pending or threatened against any of the Company's officers or directors; and (ii) none of the officers or directors of the Company are now or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(hh) neither the Company nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the Company or any of the Subsidiaries, have: (i) violated any anti-bribery or anti-corruption laws applicable to the Company or any of the Subsidiaries, including but not limited to the Foreign Corrupt Practices Act of 1977 (United States) and the Corruption of Foreign Public Officials Act (Canada); or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any government official, whether directly or through any other person, for the purpose of influencing any act or decision of a government official in his or her official capacity; inducing a government official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a government official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company or any of the Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. The Company and the Subsidiaries have not and, to the knowledge of the Company no director, officer, employee, consultant, representative or agent of foregoing, have (i) conducted or initiated any review, audit, or internal investigation that concluded the Company, the Subsidiaries, or any director, officer, employee, consultant, representative or agent of the Company or the Subsidiaries violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging noncompliance with any such laws;

(ii) the operations of the Company and the Subsidiaries are and have been conducted at all times in all material respects in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Authority (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator or non-Governmental Authority involving the Company or any of the Subsidiaries with respect to the Money Laundering Laws is to the knowledge of the Company pending or threatened;

(jj) neither the Company, nor any of its Subsidiaries, nor to the knowledge of the Company, the directors, officers, nor any agent, employee or representative of the Company or its Subsidiaries, affiliate or other person associated with or acting on behalf of the Company or its Subsidiaries is currently subject to or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of State or Bureau of Industry and Security of the U.S. Department of Commerce (including, without limitation, the designation as a "specially designated national" or "blocked person")), Canada (including, without limitation, sanctions administered or enforced by the Office of the Superintendent of Financial Institutions), the United Nations Security Council, the European Union, His Majesty's Treasury or other relevant sanctions authority (collectively, "Sanctions"), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is, or whose government is, the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region, Syria and Russia (each, a "Sanctioned Country"); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country, or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as agent, principal, underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country;

(kk) all actions required to be taken by or on behalf of the Company, including the passing of all requisite resolutions of its directors, have occurred to authorize the execution, filing and delivery of the Prospectuses, the Registration Statement and the Disclosure Package;

(ll) prior to delivering a Placement Notice under this Agreement, the Company shall have (i) obtained from its board of directors all necessary corporate authority for the sale of the Placement Shares pursuant to the relevant Placement Notice, and (ii) provided to the Agents a copy of the relevant board resolutions or other authority;

(mm) this Agreement has been duly authorized, executed and delivered on behalf of the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and general principles of equity and subject to the qualifications that equitable remedies may only be granted in the discretion of a court of competent jurisdiction and that rights of indemnity, contribution and waiver of contribution may be limited under Applicable Law;

(nn) the Placement Shares have been, or will be at the time of their issue, duly and validly authorized and, when issued and delivered in accordance with this Agreement including the receipt by the Company of the purchase price therefor, will be duly and validly issued, fully paid and non-assessable Common Shares, will have been issued and sold in the Canadian Qualifying Jurisdictions and the United States in compliance with all applicable Securities Laws and will not have been issued in violation of or subject to any pre-emptive or similar rights that entitles any person to acquire any securities from the Company, other than as disclosed in the Prospectuses and Registration Statement;

(oo) the Placement Shares will conform to the descriptions thereof contained in the Prospectuses and Registration Statement;

(pp) except as disclosed in the Prospectuses and Registration Statement, (i) the Company has no outstanding warrants, options to purchase or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any security of the Company, and (ii)  no holder of any security of the Company has any rights to require the Company to qualify such security for distribution under Canadian Securities Laws or to require registration under the U.S. Securities Act in connection with the offer and sale of the Placement Shares contemplated by this Agreement, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof;

(qq) the execution and delivery of this Agreement and the fulfillment of the terms of this Agreement by the Company and the issue, sale and delivery of the Placement Shares: (i) do not require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority or other Person, except (A) such as have been obtained, or (B) such as may be required under Securities Laws and will be obtained at each Applicable Time and associated Settlement Date; and (ii) do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach or default under, and do not and will not conflict with: (x) any of the terms, conditions or provisions of the articles, by-laws, constating documents or resolutions of the shareholders or directors (or any committee thereof) of the Company; (y) any licence, permit, approval, consent, certificate, registration or authorization (whether governmental, regulatory or otherwise) issued to the Company or any agreement, mortgage, deed of trust, indenture, lease, document or instrument to which the Company is a party or by which it is contractually bound or by which any of the properties or assets thereof is bound, except for breaches, defaults, conflicts or violations which would not have a Material Adverse Effect; or (z) any statute, regulation or rule applicable to the Company, or any judgment, order or decree of any Governmental Authority having jurisdiction over the Company;

(rr) the Common Shares are listed and posted for trading on the TSX and NYSE American, no order ceasing or suspending trading in any securities of the Company or prohibiting the sale or trading of the Company's issued securities has been issued and no proceedings for such purpose are pending or, to the Company's knowledge, threatened, and, all necessary notices and filings will have been made with and all necessary consents, approvals, authorizations will have been obtained by the Company from the TSX and NYSE American as of each Applicable Time to ensure that the Placement Shares will be listed and posted for trading on the TSX and NYSE American as of the Applicable Time;

(ss) the Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX or the NYSE American and the Company is currently in compliance with the rules and policies of the TSX and NYSE American in all material respects; the Common Shares are registered pursuant to Section 12(b) or 12(g) of the U.S. Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares under the U.S. Exchange Act nor has the Company received any notification that the SEC is contemplating terminating such registration; the Company has not, in the 12 months preceding the date hereof, received notice from the TSX or the NYSE American to the effect that the Company is not in compliance with the listing or maintenance requirements of such stock exchange;

(tt) the minute books and records of each of the Company and the Subsidiaries made available to counsel for the Agents in connection with their due diligence investigation of the Company and the Subsidiaries for the periods from its date of incorporation to the date of examination thereof are all of the minute books and records of the Company and the Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Company and the Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the board of directors of the Company and the Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records other than those which are not material to the Company and the Subsidiaries or the consummation of the transactions contemplated by this Agreement, as the case may be;

(uu) except as disclosed in the Prospectuses, the Registration Statement or to the Agents in writing, neither the Company nor any of its Subsidiaries are a party to nor bound by or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any of its Subsidiaries to compete in any line of business, transfer or move any of its assets or operations which has a Material Adverse Effect on the Company and any of its Subsidiaries, taken as a whole;

(vv) the Company is in compliance in all material respects with its timely and continuous disclosure obligations under applicable Securities Laws and the policies, rules and regulations of the TSX and NYSE American and, without limiting the generality of the foregoing, there has not occurred any material change (actual, anticipated, contemplated or threatened) in the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, assets, properties, condition (financial or otherwise), results of operations or control of the Company and the Subsidiaries (taken as a whole) which has not been set forth in the Public Disclosure Record or otherwise publicly disclosed on a non-confidential basis, and the Company has not filed any confidential material change reports which remains confidential as at the date hereof;

(ww) each Employee Benefit Plan mandated by a governmental body that is intended to qualify for special tax treatment meets all of the requirements for such treatment and has obtained all necessary approvals of all relevant governmental bodies. No Employee Benefit Plan has any unfunded liabilities, determined in accordance with IFRS, that has not been fully accrued on the Financial Statements or that will not be fully offset by insurance. All Employee Benefit Plans are registered where required by, and are in good standing under, all Applicable Laws. For purposes of this paragraph, "Employee Benefit Plan" means any employee benefit plan, pension plan, program, policy or arrangement sponsored, maintained or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability or obligation;

(xx) the Company and each of its Subsidiaries are in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages; there is not currently any labour disruption or conflict involving the Company or any of its Subsidiaries or directly affecting the Project. Except as set out in the Public Disclosure Record, neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement;

(yy) neither the Company nor the Subsidiaries is or has been in material violation of, in connection with the ownership, use, maintenance or operation of its Properties and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "Environmental Laws"). Without limiting the generality of the foregoing:

(i) the Company or the Subsidiaries, as applicable, have occupied the Properties and have received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance in all material respects with all applicable Environmental Laws and has received all material permits, licences or other approvals required of it under applicable Environmental Laws to conduct its business as presently conducted on the Properties;

(ii) there are no orders, rulings or directives and to the Company's knowledge there have been no past unresolved claims, complaints, notices or requests for information issued against the Company or the Properties or, to the knowledge of the Company, there are no orders, rulings or directives pending or threatened against the Company or the Subsidiaries under or pursuant to any Environmental Laws requiring any material work, repairs, construction or capital expenditures with respect to any Properties or assets of the Company; and

(iii) no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Company or the Subsidiaries with respect thereto has been received by the Company or the Subsidiaries and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the Properties and assets of the Company or the Subsidiaries is in progress, threatened or, to the Company's knowledge, pending, which would reasonably be expected to have a Material Adverse Effect on the Company, and, to the Company's knowledge, there are no grounds or conditions which exist, on or under any Property now owned, operated or leased by the Company or the Subsidiaries, on which any such legal proceeding would reasonably be expected to commence or with the passage of time, or the giving of notice or both, would reasonably be expected to give rise;

(zz) to the Company's knowledge, all operations on the Properties of the Company and the Subsidiaries have been conducted and are currently conducted in all material respects in accordance with engineering practices consistent with industry standards and any applicable material workers' compensation, and health, safety and workplace laws, regulations and policies;

(aaa) the Company and the Material Subsidiaries have all material licences, permits, approvals, consents, certificates, registrations and other authorizations (collectively the "Permits") under all Applicable Laws and regulations necessary for the operation of the businesses carried on by the Company and the Material Subsidiaries and each Permit is valid, subsisting and in good standing and neither the Company nor the Material Subsidiaries are in default or breach of any Permit, and to the Company's knowledge, no proceeding is pending or threatened to revoke or limit any Permit except for matters which would not have a Material Adverse Effect;

(bbb) the title opinions to be delivered by the Company pursuant to the terms of this Agreement, covers all of the material claims and mining leases that comprise the Properties;

(ccc) the Company is a reporting issuer in each of the Canadian Qualifying Jurisdictions, is not in default under Canadian Securities Laws and is not on the list of defaulting issuers maintained by the Canadian Qualifying Authorities; the Company has filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC pursuant to Sections 13(a) or 15(d) of the U.S. Exchange Act, on a timely basis (or has received a valid extension of such time of filing and has filed any such documents prior to the expiration of any such extension); as of their respective dates, such documents complied in all material respects with the requirements of the U.S. Exchange Act;

(ddd) except as disclosed in the Public Disclosure Record, neither the Company nor any of the Subsidiaries have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, or any person not dealing at "arm's length" (as such term is defined in the Tax Act) with the Company or the Subsidiaries;

(eee) except as disclosed in the Public Disclosure Record, neither the Company nor the Subsidiaries have guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever;

(fff) the Company and the Subsidiaries maintain insurance against loss of, or damage to, its material assets including property and casualty insurance for all of their operations on a basis consistent with insurance obtained by reasonably prudent participants in a comparable business in comparable circumstances and all of the policies in respect of such insurance are in amounts and on terms that in the view of the Company's management are reasonable for operations such as these and are in good standing in all respects;

(ggg) the Company expects it will be able to (A) renew existing insurance coverage as and when its insurance policies expire, or (B) obtain comparable insurance coverage from similar institutions as may be necessary or appropriate to conduct the business;

(hhh) except as disclosed in the Prospectuses or the Registration Statement, other than the Company and the Subsidiaries, there is no person that is or will be directly entitled to the proceeds from the sale of the Placement Shares pursuant to this Offering under the terms of any Debt Instrument or Material Agreement, or other instrument, agreement or document (written or unwritten);

(iii) neither the Company nor the Subsidiaries are a party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company;

(jjj) except as disclosed in the Public Disclosure Record, neither the Company nor the Subsidiaries are a party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument other than in the ordinary course of business;

(kkk) neither the Company, the Subsidiaries, nor, to the knowledge of the Company, any other person is in default in the observance or performance of any material term or obligation to be performed by it under any Material Agreement, and no event has occurred which with notice or lapse of time or both would reasonably be expected to constitute such a default;

(lll) neither the Company, the Subsidiaries, nor, to the knowledge of the Company, any other person has any knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any Material Agreement and neither the Company, nor the Subsidiaries, nor to the knowledge of the Company, any other person, has received notice of any intention to terminate any Material Agreement or repudiate or disclaim any transaction contemplated thereby;

(mmm) there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company's knowledge, pending, threatened against or affecting the Company or any of the Subsidiaries, or to the Company's knowledge, threatened or pending, against the Company or any of the Subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever;

(nnn) there are no judgments against the Company or any of the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or any of the Subsidiaries are subject;

(ooo) no part of the property or assets of the Company or the Subsidiaries have been taken, condemned or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given or commenced nor does the Company know of any intent or proposal to give such notice or commence any such proceedings;

(ppp) the Company has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Securities Laws, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Common Shares;

(qqq) other than the Material Agreements, there are no material contracts of or pertaining to the Company. Neither the Company nor any Subsidiary has received notification from any party claiming the Company or such Subsidiary is in breach or default under any Material Agreement;

(rrr) no default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, constitutes a default under or breach, by the Company, any Subsidiary, or any other person, of any material obligation, agreement, covenant or condition contained in any Material Agreement to which the Company or any Subsidiary is a party or by which it or any of its properties may be bound;

(sss) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other security of the Company has been issued or made by any Securities Commission, any stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by any such authority or under any Securities Laws;

(ttt) except for the formal written consent of the TSX and NYSE American, which the Company shall have, prior to the Applicable Time (a copy of which was furnished to the Agents), there are no third party consents required to be obtained in order for the Company to complete the Offering;

(uuu) each of the documents forming the Public Disclosure Record by or on behalf of the Company with any Securities Commission, or the TSX and NYSE American, did not contain a misrepresentation, determined as at the date of filing, which has not been corrected by the filing of a subsequent document which forms part of the Public Disclosure Record;

(vvv) TSX Trust Company, at its principal offices in Toronto, Ontario has been duly appointed as the registrar and transfer agent for the Common Shares;

(www) the business and material property and assets of the Company and the Subsidiaries conform in all material respects to the descriptions thereof contained in the Prospectuses and Registration Statement;

(xxx) all forward-looking information and statements of the Company contained in the Prospectuses and Registration Statement, including any forecasts and estimates, expressions of opinion, intention and expectation have been based on assumptions that are reasonable in the circumstances, and the Company has updated such forward-looking information and statements as required by and in compliance with Securities Laws;

(yyy) the statistical, industry and market related data included in the Prospectuses and Registration Statement are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data is consistent with the sources from which it was derived;

(zzz) (i) the responses given by the Company and its officers at all oral due diligence sessions conducted by the Agents in connection with the Offering, as they relate to matters of fact, have been and shall continue to be true and correct in all material respects as at the time such responses have been or are given, as the case may be, and such responses taken as a whole have not and shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which such responses were given or shall be given, as the case may be; and (ii) where the responses reflect the opinion or view of the Company or its officers (including responses or portions of such responses which are forward-looking or otherwise relate to projections, forecasts, or estimates of future performance or results (operating, financial or otherwise)), such opinions or views have been and will be honestly held and believed to be reasonable at the time they are given;

(aaaa) the Company is not insolvent (within the meaning of Applicable Laws), is able to pay its liabilities as they become due;

(bbbb) the Company has not withheld from the Agents any adverse material facts relating to the Company, any of the Subsidiaries or the Offering;

(cccc) the Company (i) has not made any significant acquisitions as such term is defined in Part 8 of NI 51-102 in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Prospectuses and for which a business acquisition report has not been filed under NI 51-102, (ii) has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102, and (iii) there are no proposed acquisitions by the Company that have progressed to the state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the Prospectuses;

(dddd) the Company is not currently party to any agreement in respect of the change of control of the Company (whether by sale or transfer of shares or sale of all or substantially all of the assets and properties of the Company or otherwise);

(eeee) all statements made in the Prospectuses and the Registration Statement describing the Placement Shares and the respective attributes thereof are complete and accurate in all material respects;

(ffff) the Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Canadian Qualifying Jurisdictions prior to the date of this Agreement; the Company is as of the date hereof an Eligible Issuer in the Canadian Qualifying Jurisdictions and, on the date of and upon filing of the Canadian Prospectus Supplement, will be an Eligible Issuer in the Canadian Qualifying Jurisdictions and there will be no documents required to be filed under Securities Laws in connection with the Offering that will not have been filed as required as at those respective dates;

(gggg) the Placement Shares will, as at each Applicable Time and associated Settlement Date, qualify as eligible investments as described in the Prospectuses under the heading "Eligibility for Investment" and the Company will not take or permit any action within its control which would cause the Placement Shares to cease to be qualified, during the period of distribution of the Placement Shares, as eligible investments to the extent so described in the Prospectuses;

(hhhh) the Company acknowledges and agrees that the Agents have informed the Company that the Agents may, but are not required to, to the extent permitted under Securities Laws and this Agreement, purchase and sell Common Shares for the Agents' own account and for the accounts of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement;

(iiii) the Company has, concurrently with the execution of this Agreement, issued and filed a news release that (i) states that the Company has entered into this Agreement and has filed or will file the Prospectus Supplements and (ii) specifies where and how a purchaser of Placement Shares hereunder may obtain a copy of this Agreement and the Prospectuses;

(jjjj) other than the Agents, there are no persons acting or purporting to act at the request of or on behalf of the Company, that are entitled to any brokerage or finder's fee in connection with the transactions contemplated by this Agreement;

(kkkk) the Company is not a party to any agreement with an agent or underwriter for any other "at-the-market" or continuous equity transaction;

(llll) the Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the "Investment Company Act"). The Company is not and, after giving effect to the Offering and the application of the Net Proceeds as described in the Registration Statement, the Prospectuses and the Disclosure Package, if any, will not be, required to register as an "investment company" within the meaning of the Investment Company Act;

(mmmm) the Company is, and has been, in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and all applicable rules and regulations promulgated thereunder or implementing provisions thereof; and

(nnnn) there are no affiliations with any FINRA member firm among the Company's executive officers, directors or, to the knowledge of the Company, any ten percent (10%) or greater shareholder of the Company, except as set forth in the Registration Statement and the Prospectuses.

8. Covenants of the Company.

The Company covenants and agrees with the Agents that:

(a) Prospectus Amendments. After the date of this Agreement and until the termination of this Agreement hereunder:

(i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus has been filed with any Canadian Qualifying Authority or any amendment to the Registration Statement has been filed with the SEC and has become effective or where a receipt has been issued therefor, or any subsequent Canadian Prospectus Supplement or U.S. Prospectus Supplement has been filed (each, an "Amendment Date") and of any request by any Canadian Qualifying Authority or the SEC for any amendment or supplement to the Prospectuses or the Prospectus Supplements or for additional information;

(ii) the Company will file or cause to be filed with the Canadian Qualifying Authorities within the time period prescribed by Canadian Securities Law, as applicable, each amendment or supplement to the Canadian Prospectus, any document to be incorporated therein by reference, and all other material required to be filed by the Company in accordance with the Shelf Procedures and applicable Canadian Securities Laws;

(iii) the Company will cause each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the U.S. Exchange Act, within the time period prescribed;

(iv) the Company will submit a copy of any amendment or supplement to the Prospectuses or the Registration Statement (other than a copy of any documents incorporated by reference into the Prospectuses or Registration Statement) to the Agents in a reasonable period of time before the filing thereof and will afford the Agents and the Agents' counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing; and

(v) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Prospectuses or Registration Statement, provided that the Company shall not be required to deliver documents incorporated by reference into the Prospectuses or Registration Statement if such documents are accessible from SEDAR+ or EDGAR.

(b) Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Canadian Qualifying Authorities or the SEC of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Common Shares, of any notice of objection of the SEC to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Common Shares for offering or sale in the Canadian Qualifying Jurisdictions or the United States, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Canadian Qualifying Authorities or the SEC for the amending or supplementing of the Prospectuses or Registration Statement or for additional information relating to the Common Shares. If there is a Placement Notice that has been issued by the Company that has not been suspended or terminated in accordance with Section 4, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Common Shares, a notice of objection of the SEC to the form of Registration Statement or and post-effective amendment thereto, the suspension of any qualification for offering or sale in the Canadian Qualifying Jurisdictions or the United States, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Common Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Company's determination and at the Company sole discretion, acting reasonably, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Common Shares, a notice of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the Canadian Qualifying Jurisdictions or the United States, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Common Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Delivery of Prospectuses; Subsequent Changes. Within the time during which the Prospectus is required to be delivered by the Agents under Securities Laws (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the U.S. Securities Act), the Company will comply in all material respects with all requirements imposed upon it by Securities Laws, as appropriate and as from time to time in force, and will file or deliver on or before their respective due dates all reports required to be filed or delivered by it with the Canadian Qualifying Authorities pursuant to Canadian Securities Laws, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to U.S. Securities Laws. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Prospectus or the Registration Statement to comply with applicable Securities Laws, the Company will immediately notify the Designated Agent to suspend the offering of Placement Shares during such period in accordance with Section 4 and, if, in the Company's determination and at the Company's sole discretion, acting reasonably, it is necessary to file an amendment or supplement to the  Prospectuses or the Registration Statement to comply with the applicable Securities Laws, the Company will promptly prepare and, after complying with Section 8(a), file with the Canadian Qualifying Authorities and the SEC such amendment or supplement as may be necessary to correct such statement or omission or to make the Prospectuses or the Registration Statement comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request. The Company shall in good faith discuss with the Agents any change in a fact or circumstances (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice need be given to the Agents pursuant to this Section 8(c).

(d) Delivery of Prospectuses and Registration Statement. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Prospectuses (excluding all documents incorporated by reference therein), the Registration Statement and all amendments and supplements to the Prospectuses or the Registration Statement that are filed with the Canadian Qualifying Authorities or the SEC during the period in which the Prospectuses are required to be delivered, in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR+ or EDGAR.

(e) Earning statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than fifteen (15) months after the end of the Company's current fiscal quarter, an earnings statement covering a twelve (12) month period that satisfies the provisions of section 11(a) of the U.S. Securities Act and Rule 158 of the Rules and Regulations.

(f) Normal Course Issuer Bid. The Company will not purchase Common Shares, and not permit any of its affiliates or any Person acting on its behalf to purchase Common Shares, under a normal course issuer bid throughout (i) any period during which a Placement Notice is pending or effective (and not suspended or terminated), (ii) during the period beginning on the second Business Day immediately prior to the date on which any Placement Notice is delivered to the Agents hereunder and ending on the second Business Day immediately following the final Settlement Date with respect to the Placement Shares sold pursuant to such Placement Notice, and (iii) during the "restricted period" (as set forth in Rule 100 of Regulation M), which will be either one "business day" or five "business days" (depending on whether or not the Company's average daily trading volume value is US$100,000 or more and it has a public float of US$25 million or more at the time of such Placement Notice) without having first agreed with the Agents, acting reasonably, as to the appropriate adjustments, if any, to be made to the parameters set forth in the Placement Notice.

(g) Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents and as is necessary or appropriate to fulfil their obligations as agent pursuant to this Agreement, and applicable Securities Laws.

(h) Material Non-Public Information. The Company covenants that it will not issue a Placement Notice to any Agent in accordance with Section 2 hereof during any time period during which the Company is in possession of material non-public information regarding the Company and its subsidiaries, taken as a whole, or the Common Shares (a "No Trade Period"). At any time while a Placement Notice is effective (and not suspended), the Company will promptly notify the Designated Agent of the commencement of a No Trade Period in accordance with Section 4(a) and suspend such Placement Notice for the duration of the No Trade Period. Subject to such notice of suspension being given by the Company, the Designated Agent covenants and agrees that no sale of Placement Shares will take place until the end of the No Trade Period.

(i) Reimbursement of Certain Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 13, will pay all expenses relating to the following matters: (i) the preparation and filing of the Prospectuses and each amendment and supplement thereto, the Registration Statement and each amendment thereto, and each Issuer Free Writing Prospectus, if any, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Company's counsel, accountants and other advisors, (iv) the reasonable and documented fees, disbursements and expenses of counsel to the Agents in connection with this Agreement and the Prospectuses and the Registration Statement and ongoing services in connection with the transaction contemplated hereunder, subject to any limitations agreed to by the parties, (v) the qualification or registration of the Placement Shares under Securities Laws, including filing fees in connection therewith, (vi) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement, (vii) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSX, NYSE American, or other Canadian Marketplace or U.S. Marketplace, and (viii) the filing fees and expenses related to the Canadian Qualifying Authorities, the SEC and FINRA (including reasonable fees and disbursements of counsel to the Agents incurred in connection therewith). All fees and expenses are to be paid in the currency in which such fees and expenses were incurred.

(j) Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectuses.

(k) Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver a Placement Notice, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(l) Due Diligence Cooperation. The Company will cooperate with any due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and executive officers, as the Agents or their counsel may reasonably request; provided, however, that the Company shall be required to make available executive officers only (i) by telephone or at the Company's principal offices, and (ii) during the Company's ordinary business hours.

(m) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the Offering of the Placement Shares under this Agreement (and upon the recommencement of the Offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and at each Applicable Time, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(n) Required Filings Relating to Placement of Placement Shares. As may be required pursuant to Securities Laws, the Company shall set forth in its applicable documents forming part of the Public Disclosure Record, with regard to the applicable financial period, the number and average selling price of Placement Shares sold through the Agents under this Agreement, the total gross proceeds received by the Company, the Net Proceeds received by the Company, and the total Placement Fees paid or payable by the Company to the Agents, which may be combined with the related offering expenses (if the Company determines, in its sole discretion, that such combined disclosure is advisable or required) with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Common Shares are listed on the TSX and NYSE American, the Company will provide the TSX and NYSE American with all information it requires with respect to the Offering within the timelines prescribed by the TSX and NYSE American.

(o) Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Prospectuses or Registration Statement relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Prospectuses or Registration Statement relating to the Placement Shares; (ii) files or amends annual audited financial statements; (iii) files or amends interim financial statements; (vi) January 1, 2025; or (v) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iv) and any time of request pursuant to (v) above shall be a "Representation Date"), the Company shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A within three (3) Trading Days of the applicable Representation Date. The requirement to provide a certificate under this Section 8(o) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual audited financial statements. Notwithstanding the foregoing, the Company shall not sell Placement Shares on or following a Representation Date unless and until it has provided the Agents with a certificate under this Section 8(o).

(p) Corporate and Securities Legal Opinions.

(i) Upon execution of this Agreement, the Company will furnish or cause to be furnished to the Agents and to counsel to the Agents (i) the written opinion of  Bennett Jones LLP (Toronto, Ontario) and other local counsel as required, such opinions to be substantially similar to the form attached hereto as Exhibit B, and (ii) the written opinion and a negative assurance letter, to the extent applicable, of Dorsey & Whitney LLP, U.S. counsel for the Company, such opinion and negative assurance letter to be substantially similar to the form attached hereto as Exhibit C, as determined by the Agents and their counsel, acting reasonably (the "Legal Opinions").

(ii) The Company will furnish or cause to be furnished to the Agents and to counsel to the Agents the Legal Opinions at or before each time it is required to deliver the certificate in the form attached hereto as Exhibit A as provided under Section 8(o) hereof.

(iii) In each case, the Legal Opinions will be dated no later than the date that the opinions are required to be delivered.

(iv) Notwithstanding the foregoing, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Prospectuses and Registration Statement as amended and supplemented to the time of delivery of such letter authorizing reliance).

(q) Comfort Letters.

(i) Upon execution of this Agreement, the Company shall cause the Auditor to furnish to the Agents a letter, in form and substance satisfactory to the Agents and their counsel, acting reasonably (the "Comfort Letter") addressed to the Agents.

(ii) The Company shall cause the Auditor to furnish the Comfort Letter addressed to the Agents at or before each time it is required to deliver the certificate in the form attached hereto as Exhibit A as provided under Section 8(o) hereof.

(iii) In each case, the Comfort Letter (A) will be dated the date such Comfort Letter is delivered, (B) will relate to the verification of certain of the financial information and statistical and accounting data relating to the Company and its subsidiaries, as applicable, contained in the Prospectuses and the Registration Statement or incorporated by reference therein, which Comfort Letters shall be based on a review having a cut-off date not more than two Business Days prior to the date of such letter, (C) will state that such Auditors are independent public accountants within the meaning of Securities Laws (including within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States)), and that in their opinion the portion of the audited financial statements of the Company incorporated by reference in the Prospectuses and the Registration Statement and audited by such Auditors comply as to form in all material respects with the applicable accounting requirements of Securities Laws (including with  the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the U.S. Exchange Act and the related published rules and regulations adopted by the SEC) (the first such letter in each case, the "Initial Comfort Letter") and (D) if applicable, will update the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Prospectuses and the Registration Statement, as amended and supplemented to the date of such letter.

(iv) If necessary, at the time of the filing of the Prospectuses, the Company shall have furnished to the Agents a certificate, dated the respective dates of delivery thereof and addressed to the Agents, of its Chief Financial Officer ("CFO Certificate") with respect to certain financial data contained in the Disclosure Package and the Prospectuses, providing "management comfort" with respect to such information, in form and substance reasonably satisfactory to the Agents, if such comfort has not been provided by the Company's auditors pursuant to the Initial Comfort Letter in the opinion of the Agents, acting reasonably.

(r) Title Opinions. Upon the execution of this Agreement and within three (3) Trading Days of: (i) each Amendment Date; (ii) any material change to the ownership or title of the Company's title and mineral rights for the Properties or any other property that becomes material to the Company after the date hereof; or (iii) the determination by the Company that any other property is material to the Company, with respect to which the Company is obligated to deliver the certificate in the form attached hereto as Exhibit A for which no waiver is applicable, the Company will furnish or cause to be furnished to the Agents and to counsel to the Agents a written opinion of legal counsel to the Company with respect to the Company's title and mineral rights for the Properties or such other property in form and substance satisfactory to the Agents and their counsel, acting reasonably.

(s) Corporate Opinions for Material Subsidiaries. Upon the execution of this Agreement and at or before each time the Company is required to deliver the certificate in the form attached hereto as Exhibit A as provided under Section 8(o) hereof, the Company shall cause to be furnished to the Agents, dated the date the opinions are so furnished and addressed to the Agents, in form and substance satisfactory to the Agents, a favourable written legal opinion from legal counsel to the Company located in the jurisdictions in which each of the Material Subsidiaries is incorporated and conducting business as to the following matters: (i) each Material Subsidiary is duly incorporated or formed under all applicable laws of the jurisdiction of its incorporation or formation; (ii) each Material Subsidiary is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation; (iii) each Material Subsidiary has all requisite corporate power and authority to conduct the business as now conducted, and to own, lease and operate their respective properties and assets, including the applicable Property; and (iv) as to the authorized share capital and the issued and outstanding share capital of each Material Subsidiary.

(t) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or (ii) bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares pursuant to a Placement Notice other than the Agents.

(u) No offer to sell. Other than a free writing prospectus (as defined in Rule 405 of the U.S. Securities Act) approved in advance by the Company and the Agents in each of their capacities as principal or agent hereunder, neither the Agents nor the Company (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 of the U.S. Securities Act), required to be filed by it with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(v) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any "marketing materials" or "standard term sheet" (each as defined in National Instrument 41-101 - General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Prospectuses, the Registration Statement or any Issuer Free Writing Prospectus, provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any "marketing materials" or "standard term sheet" that otherwise would not be required to be filed by the Company, but for the action of the Agents.

(w) Issuer Free Writing Prospectuses.

(i) The Company represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Common Shares that would constitute an Issuer Free Writing Prospectus required to be filed by it with the SEC or retained by the Company under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Company agrees that it will comply with the requirements of Rule 164 and Rule 433 of the U.S. Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the SEC or retention where required and legending;

(ii) the Company agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein; and

(iii) the Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(x) Non-issuer free writing prospectus. The Company consents to the use by the Agents of a free writing prospectus that: (i) is not an "issuer free writing prospectus" as defined in Rule 433; and (ii) contains only information describing the terms of the Placement Shares or the Offering, or information permitted under Rule 134 under the U.S. Securities Act; provided, however, that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the SEC under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Company thereunder, but for the action of the Agents.

(y) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an "investment company" as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

9. Conditions to the Agents' Obligations.

The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a) Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Shelf Procedures and in accordance with this Agreement and all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents' counsel and the Translation Decision shall remain in full force and effect without amendment.

(b) Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of: (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents; and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Canadian Qualifying Authorities, the SEC or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Prospectuses and the Registration Statement, the response to which would require any amendments or supplements to the Prospectuses or the Registration Statement; (ii) the issuance by the Canadian Qualifying Authorities, the SEC or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Prospectuses or the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Prospectuses, the Registration statement or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Prospectuses, the Registration Statement or documents so that, in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the Prospectuses or the Registration Statement would be appropriate.

(d) Material Changes. Except as contemplated and appropriately disclosed in the Prospectuses or Registration Statement, or disclosed in the Company's reports filed with the Canadian Qualifying Authorities and the SEC, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized capital of the Company, or any development that causes or could reasonably be expected to cause a Material Adverse Effect on the Company's ability to perform its obligations under this Agreement and to consummate the transactions contemplated in this Agreement or would cause any fact, event or change that would result in any Prospectus or the Registration Statement containing a misrepresentation, the effect of which, in the sole judgment of the Agents (without relieving the Company of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses or the Registration Statement.

(e) Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(o) on or before the date on which delivery of such certificate is required pursuant to Section 8(o).

(f) Legal Opinions. The Agents shall have received the opinions or letters of counsel, as applicable, to be delivered pursuant to Section 8(p) on or before the date on which such delivery of such opinions or letters, as applicable, are required pursuant to Section 8(p).

(g) Comfort Letters. The Agents shall have received the Comfort Letter(s) required to be delivered pursuant to Section 8(q) on or before the date on which the delivery of such letter is required pursuant to Section 8(q).

(h) Title Opinions. The Agents shall have received the title opinions required to be delivered pursuant to Section 8(r) on or before the date on which the delivery of such opinions are required pursuant to Section 8(r).

(i) Corporate Opinions for Material Subsidiaries. The Agents shall have received the corporate opinions required to be delivered pursuant to Section 8(s) on or before the date on which the delivery of such opinions are required pursuant to Section 8(s).

(j) Approval for Listing; No Suspension. The Placement Shares shall have either been: (i) approved for listing, subject to notice of issuance, on the TSX and/or NYSE American; or (ii) the Company shall have filed an application for listing of the Placement Shares on the TSX and/or NYSE American at or prior to the issuance of the Placement Notice. Trading in the Common Shares shall not have been suspended on such markets.

(k) Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 8(o), the Company shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(l) Securities Filings Made. All filings required by the Canadian Qualifying Authorities and the SEC to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by Securities Laws.

(m) FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(n) Regulation M.  The Common Shares shall be an "actively-traded security" excepted from the requirements of Rule 101 of Regulation M under the U.S. Exchange Act by subsection (c)(1) of such rule.

10. Indemnification

(a) Indemnity. The Company covenants and agrees to indemnity and save harmless the Agents and each of their respective directors, officers, employees, shareholders, affiliates and agents from and against all losses (other than a loss of profits relating to the distribution of the Placement Shares), claims, actions, damages, liabilities, whether joint or several, or expenses (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims, and the reasonable fees and expenses of counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Agents, to which the Agents and/or the other Indemnified Parties may become subject or otherwise involved in any capacity under any statute or ordinary law or otherwise) incurred in any way, which any such Agent or any of them may be subject to or suffer or incur, whether under the provisions of any statute or otherwise, and which are caused or incurred by or arise directly or indirectly from, or in consequence of:

(i) any information or statement (except any statement relating solely to Agents' Disclosure) contained in the Prospectuses, including all documents incorporated therein by reference (to the extent that such information and statements are not modified or superseded by statements in the Prospectuses, documents incorporated therein by reference or any amendments), or in any certificate of the Company delivered under this Agreement or pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii) any omission or alleged omission to state in the Prospectuses, including all documents incorporated therein by reference, or any certificate of the Company delivered under this Agreement or pursuant to this Agreement any material fact (except facts relating solely to Agents' Disclosure), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii) any order made or inquiry, investigation or proceedings (formal or informal) commenced or threatened by any securities regulatory authority or stock exchange or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission relating solely to Agents' Disclosure) in the Prospectuses, including all documents incorporated therein by reference, or based upon any failure of the Company to comply with the Securities Laws, in each case preventing or restricting the trading in or the sale or distribution of the Placement Shares in any of the Canadian Qualifying Jurisdictions;

(iv) the non-compliance or alleged non-compliance by the Company with any of the Securities Laws including the Company's non-compliance with any statutory requirement to make any document available for inspection; or

(v) any material breach of a representation or warranty of the Company contained herein or in any agreement or certificate or other document delivered by the Company pursuant to this Agreement or the failure of the Company to comply with any of its obligations hereunder, in all material respects.

The rights of indemnity contained in this Section 10 shall not enure to the benefit of the Agents if the Company has complied with the provisions of Section 8 hereof and the person asserting any claim contemplated by subsection 10(a)(i) or 10(a)(ii) was not provided with a copy of any amendment which corrects any untrue statement or omission or alleged omission which is the basis of such claim and which is required, under Securities Laws, to be delivered to such person by the Agents.

Notwithstanding anything to the contrary contained herein, the foregoing indemnity in this Section 10 shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that any Claim to which the Indemnified Party may be subject were caused solely by the gross negligence, fraud, illegal acts or wilful misconduct of the Indemnified Party.

(b) Notification of Claims. If any matter or thing contemplated by this section (any such matter or thing being referred to as a "Claim") is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the "Indemnified Party") will notify the Company, as soon as possible of the nature of such Claim and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim. However, the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and no settlement of any such Claim may be made by the Company or the Indemnified Party without the prior written consent of the other party and the Company shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement.

(c) Right of Indemnity in Favour of Others. With respect to any Indemnified Party who is not a party to this Agreement, the Agents shall obtain and hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

(d) Retaining Counsel. In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(i) the Company and the Indemnified Party shall have mutually agreed to the retention of the other counsel;

(ii) the Company shall not have assumed responsibility for the Claim and retained counsel acceptable to the Indemnified Party within 10 days following receipt by the Company of notice of any such Claim from the Indemnified Party; or

(iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party and the Company the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them.

Notwithstanding anything set forth herein, in no event shall the Company be liable for the fees or disbursements of more than one firm of legal counsel to an Indemnified Party in a particular jurisdiction in respect of any particular Claim or related set of Claims.

11. Contribution

(a) Contribution. In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 10 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Agents or enforceable otherwise than in accordance with its terms, the Company and the Agents shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits relating to the distribution of the Placement Shares) of a nature contemplated by Section 10 in such proportions so that the Agents are responsible for the portion represented by the percentage that the aggregate fee payable by the Company to the Agents bears to the purchase price and the Company is responsible for the balance, whether or not they have been sued together or sued separately. The Agents shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate fee or any portion of such fee actually received. However, no party who has been determined by a court of competent jurisdiction in a final judgement to have engaged in any fraud, fraudulent misrepresentation, wilful misconduct or gross negligence shall be entitled to claim contribution from any person who has not also been determined by a court of competent jurisdiction in a final judgement to have engaged in such fraud, fraudulent misrepresentation, wilful misconduct or gross negligence.

(b) Waiver of Contribution. The Company hereby waives its right to recover contribution from the Agents with respect to any liability of the Company by reason of or arising out of any misrepresentation contained in the Prospectuses (except facts or information relating solely to the Agents' Disclosure).

(c) Right of Contribution in Addition to Other Rights. The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Agents or the Company may have by statute or otherwise at law.

(d) Calculation of Contribution. In the event that the Company may be held to be entitled to contribution from the Agents under the provisions of any statute or at law, the Company shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Agents are responsible, as determined in subsection 11(a); and

(ii) the amount of the aggregate fee actually received by the Agents from the Company under this Agreement.

(e) Notice. If the Agents have reason to believe that a claim for contribution may arise, they shall give the Company notice of such claim in writing, as soon as reasonably possible, but failure to notify the Company shall not relieve the Company of any obligation which it may have to the Agents under this section except to the extent by which the Company is prejudiced by such failure.

(f) Right of Contribution in Favour of Others. With respect to this section, the Company acknowledges and agrees that the Agents are contracting on their own behalf and on behalf of their directors, officers, employees and agents.

12. Representations and Agreements to Survive Delivery

All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of: (i) any investigation made by or on behalf of the Agents or the Company (or any of their respective officers, directors or controlling persons); (ii) delivery and acceptance of the Placement Shares and payment therefor; or (iii) any termination of this Agreement.

13. Termination

(a) The Company shall have the right to terminate this Agreement with any or all of the Agents in its sole discretion at any time by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i), Section 10, Section 11, Section 13(e), Section 19, Section 21 and Section 22 hereof shall remain in full force and effect notwithstanding such termination.

(b) Each Agent shall have the right to terminate its obligations under this Agreement in its sole discretion at any time after the date of this Agreement by giving written notice as hereinafter specified, and, for greater certainty, in such case, this Agreement will continue in full force and effect between the Company and any Agents who have not so terminated their obligations hereunder and this Agreement will be deemed to be amended accordingly. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i), Section 10, Section 11, Section 13(e), Section 19, Section 21 and Section 22 hereof shall remain in full force and effect notwithstanding such termination.

(c) Unless previously terminated pursuant to this Section 13, this Agreement shall automatically terminate upon the earlier of (i) July 24, 2026, (ii) the date that the Registration Statement is no longer eligible for use, and (iii) the issuance and sale of all the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; provided that any such termination shall in all cases be deemed to provide that Section 8(i), Section 10, Section 11, Section 13(e), Section 19, Section 21 and Section 22 shall remain in full force and effect.

(d) This Agreement shall remain in full force and effect unless terminated pursuant to Sections 13(a), 13(b), 13(c) or otherwise by mutual agreement of the parties; provided that any such termination shall in all cases be deemed to provide that Section 8(i), Section 10, Section 11, Section 13(e), Section 19, Section 21 and Section 22 shall remain in full force and effect.

(e) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f) In the event that the Company terminates this Agreement, as permitted under Section 13(a), the Company shall be under no continuing obligation, either pursuant to this Agreement or otherwise to utilize the services of the Agents in connection with any sale of Placement Shares or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Company shall be free to engage other placement agents and underwriters to effect ATM Distributions from and after the termination date with no continuing obligation to the Agents.

14. Force Majeure

(a) No party shall be liable to any of the others, or held in breach of this Agreement, if prevented, hindered or delayed in the performance or observance of any provision contained herein by reason of an act of a Force Majeure. Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 14.

(b) For the purposes of this Agreement, "Force Majeure" shall mean an event, condition or circumstance (and the effect thereof including mechanical, electronic or communication interruptions, disruptions or failures resulting from any of the foregoing) that is not within the reasonable control of the party claiming a Force Majeure and which, notwithstanding the exercise of commercially reasonable efforts to prevent such event, condition or circumstance or mitigate the effect thereof (which each party hereby covenants to exercise), the party claiming a Force Majeure is unable to prevent or mitigate the effect thereof, and which thus causes a delay or disruption in the performance of any obligation imposed on such party hereunder. Subject to the foregoing, such events of Force Majeure shall include strikes, lock-outs, work stoppages, work slow-downs, industrial disturbances, storms, fires, floods, landslides, snowslides, earthquakes, explosions, lightning, tempest, accidents, epidemics, acts of war (whether declared or undeclared), threats of war, actions of terrorists, blockades, riots, insurrections, civil commotions, public demonstrations, revolution, sabotage or vandalism, pandemics, acts of God, any laws, rules, regulations, orders, directives, restraints or other actions issued, imposed or taken by any governmental authority following the execution and delivery of this Agreement, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals (after using commercially reasonable efforts to do so) following the execution and delivery of this Agreement, or any cause similar to any of the foregoing; provided, however, that a party's own lack of funds or other financial problems shall in no event constitute Force Majeure in respect of such party.

15. Notices

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

National Bank Financial Inc.
130 King Street West, 8th Floor
Toronto, Ontario M5X 1J9

Attention: John O'Sullivan and Greg Doyle
Email: [Redacted]

Canaccord Genuity Corp.

40 Temperance St., Suite 2100

Toronto, ON M5H 0B4

Attention: Tom Jakubowski
Email: [Redacted]

Stifel Nicolaus Canada Inc.

161 Bay Street Suite 3800

Toronto, ON M5J 2S1

Attention: Matthew Gaasenbeek

Email: [Redacted]

RBC Dominion Securities Inc.

200 Bay Street, 22nd Floor,

Toronto, ON M5J 2T6

Attention: Hugh Samson

Email: [Redacted]

Scotia Capital Inc.

40 Temperance Street, 6th Floor

Toronto, ON M5H 0B4

Attention: Blake Morgan

Email: [Redacted]

National Bank of Canada Financial Inc.

65 East 55th Street, 8th Floor

New York, NY 10022

Attention: John O'Sullivan and Greg Doyle

Email: [Redacted]

Canaccord Genuity LLC

One Post Office Square

Suite 3000, Boston, MA 02109

Attention: Jennifer Pardi

Email: [Redacted]

Stifel, Nicolaus & Company, Incorporated

1 Montgomery St, 37th Floor

San Francisco, CA 94104

Attention: Seth Rubin

Email: [Redacted]

RBC Capital Markets, LLC
200 Vesey Street, 9th Floor
New York, NY 10281

Attention: Michael Ventura

Email: [Redacted]

Scotia Capital (USA) Inc.

250 Vesey Street, 24th Floor

New York, New York 10281

Attention: John Cronin

Email: [Redacted]

with a copy (which shall not constitute notice) to:

McMillan LLP
181 Bay Steet, Brookfield Place, Suite 4400

Toronto, Ontario, M5J 2T3

Attention: Andrew Powers and Jeffrey Gebert
Email: [Redacted]

or if sent to the Company, shall be delivered to:

i-80 Gold Corp.

5190 Neil Road, Suite 460

Reno, Nevada

89502

Attention: Ewan Downie
Email: [Redacted]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP

1 First Canadian Place PO Box 130

Toronto, Ontario M5X 1A4

Attention: Abbas Ali Khan
Email: [Redacted]

Each party to this Agreement may change such address for notices by sending to the other parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail on or before 5:00 p.m., Eastern time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, and (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid).

16. Public Disclosure

Except as required by Applicable Law or the rules of the TSX or NYSE American (which the parties acknowledge will, among other things, require this Agreement to be filed on SEDAR+ and EDGAR), no public announcement or press release concerning this Agreement or the subject matter hereof may be made by a party without the prior consent and approval of the other parties, which consent and approval shall not be unreasonably withheld.

17. Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Company and the Agents and their respective successors and the affiliates, directors, officers, employees and agents referred to in Section 10 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

18. Adjustments for Consolidations, Dividends

The parties acknowledge and agree that all Common Share related numbers contained in this Agreement shall be adjusted to take into account any stock split, consolidation, stock dividend or similar event effected with respect to the Common Shares.

19. Entire Agreement; Amendment; Severability; Time of the Essence

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby. Time shall, in all respects, be of the essence hereof.

20. Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

21. Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the courts of Ontario shall have non-exclusive jurisdiction over any dispute hereunder.

22. Waiver of Jury Trial

The Company and the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

23. Absence of Fiduciary Duties

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Company to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Company in connection with such Offering. The Company hereby waives, to the fullest extent permitted by law, any claims it may have against any Agent for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including securityholders, employees or creditors of the Company.

24. Language

The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressment demandées que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

25. Definitions and Interpretation

(a) As used in this Agreement, the following terms have the respective meanings set forth below:

1. "affiliate" and "associate" have the respective meanings given to such terms in the Securities Act (Ontario);

2. "Agents" has the meaning given thereto in the preamble hereof;

3. "Agents' Disclosure" means disclosure relating solely to the Agents and furnished by them in writing specifically for use in the Prospectus Supplements or any amendment thereto under the heading "Plan of Distribution" and the duplication of such disclosure elsewhere in such document;

4. "Agreement" has the meaning given thereto in the preamble hereof;

5. "Amendment Date" has the meaning given thereto in Section 8(a)(i) hereof;

6. "Applicable Laws" means, in relation to any person or persons, Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

7. "Applicable Time" means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement;

8. "ATM Distribution" means, as applicable, a distribution of Placement Shares that constitutes an "at-the-market distribution" within the meaning of NI 44-102 or an "at the market offering" as defined in Rule 415 under the U.S. Securities Act;

9. "Auditor" means Grant Thornton LLP, being the current auditor of the Company, or any other auditor of the Company from time to time;

10. "Authorized Representative" means, in respect of a party to this Agreement, an individual listed on Schedule 1 hereof, as amended from time to time;

11. "Base Prospectuses" means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

12. "Business Assets" means all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the Company and the Material Subsidiaries in connection with the business;

13. "Business Day" means a day, other than a Saturday, Sunday or a day on which the TSX and Schedule I Canadian chartered banks are not open for business in Toronto, Ontario;

14. "Canadian Base Prospectus" has the meaning given thereto in Section 6(a) hereof;

15. "Canadian Marketplace" means a Canadian "marketplace" as such term is defined in National Instrument 21-101 - Market Operations;

16. "Canadian Prospectus" means the Canadian Prospectus Supplement together with the Canadian Base Prospectus;

17. "Canadian Prospectus Supplement" has the meaning given thereto in Section 6(a) hereof;

18. "Canadian Qualifying Authorities" means the securities commission or regulatory authorities in each of the provinces and territories of Canada;

19. "Canadian Qualifying Jurisdictions" means each of the provinces and territories of Canada;

20. "Canadian Securities Laws" means, collectively, and, as the context may require, (i) the applicable securities laws of each of the Canadian Qualifying Jurisdictions, and the respective regulations and rules made under those securities laws together with all applicable policy statements, instruments, blanket orders and rulings of the Canadian Qualifying Authorities and all discretionary orders or rulings, if any, of the Canadian Qualifying Authorities made in connection with the transactions contemplated by this Agreement, together with applicable published policy statements of the Canadian Securities Administrators, and (ii) the rules and policies of the TSX;

21. "CFO Certificate" has the meaning given thereto in Section  8(q)(iv) hereof;

22. "Claim" has the meaning given thereto in Section 10(b) hereof;

23. "Comfort Letter" has the meaning given thereto in Section 8(q) hereof;

24. "Common Shares" means the common shares in the capital of the Company;

25. "Company" has the meaning given thereto in the preamble hereof;

26. "Debt Instrument" means any mortgage, note, indenture, loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or any Subsidiary is a party or otherwise bound and which is material to the Company;

27. "Designated Agent" has the meaning given thereto in Section 2(a) hereof;

28. "Designated News Release" has the meaning given thereto in Section 6(a) hereof;

29. "Disclosure Package" has the meaning given thereto in Section 7(b) hereof;

30. "Eligible Issuer" means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus under Canadian Securities Laws;

31. "Employee Benefit Plan" has the meaning given thereto in Section 7(ww) hereof;

32. "Environmental Laws" has the meaning given thereto in Section 7(yy) hereof;

33. "Financial Statements" means the audited consolidated financial statements of the Company incorporated by reference in the Prospectuses as at and for the financial year ended December 31, 2023 (which financial statements include comparative financial information for the 2022 financial year), together with the report of Grant Thornton LLP on those financial statements, and including the notes with respect to those financial statements;

34. "FINRA" means the Financial Industry Regulatory Authority, Inc.;

35. "Force Majeure" has the meaning given thereto in Section 14(b) hereof;

36. "Governmental Authority" means any governmental, regulatory or administrative authority, department, agency, commission, board, bureau, branch, official, panel, tribunal or other instrumentality, any crown corporation, any court or private arbitrator or arbitral tribunal and any other Person exercising any legislative, judicial, quasi-judicial, administrative, executive, investigative (including police), regulatory, licensing or taxing authority or power, whether domestic or foreign;

37. "Hazardous Substances" has the meaning given thereto in Section 7(cc) hereof;

38. "IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board, which were adopted by the Canadian Accounting Standards Board as Canadian generally accepted accounting principles applicable to publicly accountable enterprises;

39. "Indemnified Party" has the meaning given thereto in Section 10(b) hereof;

40. "Initial Comfort Letter" has the meaning given thereto in Section 8(q)(iii) hereof;

41. "Investment Company Act" has the meaning given thereto in Section 7(mmmm) hereof;

42. "Issuer Free Writing Prospectus" means any "issuer free writing prospectus" as defined in Rule 433 relating to the Placement Shares that: (i) is required to be filed with the SEC by the Company; or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g);

43. "Leased Premises" has the meaning given thereto in Section 7(w) hereof;

44. "Legal Opinions" has the meaning given thereto in Section 8(p) hereof;

45. "Material Adverse Effect" means any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), fact, event, violation, inaccuracy, circumstance, state of being or effect that (a) is, or would reasonably expected to be, materially adverse (whether financial or otherwise) to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise), results of operations or control of the Company and the Subsidiaries, on a consolidated basis or (b) results, or would result, in the Prospectuses containing a misrepresentation;

46. "Material Agreement" means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including licences, sub licenses, supply agreements, toll milling agreements, manufacturing agreements, distribution agreements, sales agreements, debt financing agreements, guarantee and security agreements or any other similar type agreements, to which the Company or any Subsidiary is a party or to which their Business Assets are otherwise bound, and which is material to the Company and the Subsidiaries on a consolidated basis;

47. "Material Subsidiaries" means, collectively, the entities set out in Exhibit D hereto and "Material Subsidiary" means any one of them, as the context requires;

48. "Money Laundering Laws" has the meaning given thereto in Section 7(ii) hereof;

49. "Net Proceeds" has the meaning given thereto in Section 5(a) hereof;

50. "NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

51. "NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

52. "NI 44-102" means National Instrument 44-102 - Shelf Distributions;

53. "NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

54. "No Trade Period" has the meaning given thereto in Section 8(h) hereof;

55. "NYSE American" means the NYSE American stock exchange;

56. "Offering" has the meaning given thereto in Section 1(a) hereof;

57. "Permits" has the meaning given thereto in Section 7(aaa) hereof;

58. "Person" means any individual, partnership, limited partnership, joint venture, sole proprietorship, company or corporation, trust, trustee, directors, unincorporated organization, a union, regulatory body, a government, department or an agency or political subdivision thereof, and the heirs, executors, administrators or other legal representatives of an individual;

59. "Placement" has the meaning given thereto in Section 2(a) hereof;

60. "Placement Fee" has the meaning given thereto in Section 2(d) hereof;

61. "Placement Notice" has the meaning given thereto in Section 2(a) hereof;

62. "Placement Shares" has the meaning given thereto in Section 2(b)(i) hereof;

63. "Project" means the McCoy Cove gold project located in Nevada and owned by Au-Reka Gold LLC inclusive of all related mining claims and interests, fee simple and leasehold rights, water rights, buildings and installations and permits and consents necessary for the exploration, development and extraction of minerals thereat;

64. "Properties" means all of the material properties of the Company as described in the Prospectuses including for greater certainty, the Project, the Lone Tree Project, the Ruby Hill Project and the Granite Creek Project; and "Property" means any one of them, as the context requires;

65. "Prospectus Supplements" means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

66. "Prospectuses" means, collectively, the Canadian Prospectus and the U.S. Prospectus;

67. "Public Disclosure Record" means, collectively, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed by the Company that are available to the public on SEDAR+ or EDGAR or have otherwise been publicly disseminated by the Company;

68. "Receipt" has the meaning given thereto in Section 6(a) hereof;

69. "Registration Statement" has the meaning given thereto in Section 6(b) hereof;

70. "Representation Date" has the meaning given thereto in Section 8(o) hereof;

71. "Reviewing Authority" has the meaning given thereto in Section 6(a) hereof;

72. "Rules and Regulations" has the meaning given to thereto in Section 6(b) hereof

73. "Sanctioned Country" has the meaning ascribed thereto Section 7(jj) hereof;

74. "Sanctions" has the meaning given thereto in Section 7(jj) hereof;

75. "SEC" means the United States Securities an Exchange Commission;

76. "Securities Commission" means any Canadian Qualifying Authority or the SEC and "Securities Commissions" means all of them;

77. "Securities Laws" mean, collectively, and, as the context may require, (i) the Canadian Securities Laws, and (ii) the U.S. Securities Laws;

78. "SEDAR+" means the System for Electronic Document Analysis and Retrieval +;

79. "Settlement Date" has the meaning given thereto in Section 5(a) hereof;

80. "Shelf Procedures" means NI 44-101 and NI 44-102;

81. "Shelf Securities" has the meaning given thereto in Section 6(a) hereof;

82. "Subsidiaries" means, collectively, the Material Subsidiaries and each of Paycore Minerals Inc., Paycore Canada Inc., 2823857 Ontario Inc., Golden Hill Mining Holdings Inc. and Golden Hill Mining LLC and "Subsidiary" means any one of them, as the context requires;

83. "Tax Act" means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

84. "Trading Day" means a trading day for the TSX or NYSE American, which may not be a day on which the TSX or NYSE American, as applicable, is closed or scheduled to close prior to its regular weekday closing time, on which the Placement Shares are to be sold;

85. "Translation Decision" means the decision of the Autorité des marchés financiers dated May 2, 2024, obtained by the Company granting exemptive relief from the requirement to translate into French the Canadian Base Prospectus and the documents incorporated by reference therein, as well as any prospectus supplement to be filed in relation to an ATM Distribution.

86. "TSX" means the Toronto Stock Exchange;

87. "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

88. "U.S. Base Prospectus" means the Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10, the U.S. Securities Act and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the U.S. Securities Act;

89. "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

90. "U.S. Marketplace" means a "marketplace", as such term is defined in National Instrument 21-101 - Market Operations, in the United States;

91. "U.S. Prospectus" means the most recent U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the most recent U.S. Base Prospectus;

92. "U.S. Prospectus Supplements" means the Canadian Prospectus Supplements, with such deletions therefrom and additions thereto as are permitted or required by Form F-10, the U.S. Securities Act and the Rules and Regulations, relating to the offering of the Placement Shares, filed or to be filed, as applicable, by the Company with the SEC pursuant to General Instruction II.L of Form F-10, and "U.S. Prospectus Supplement" means any one of the U.S. Prospectus Supplements; and

93. "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

94. "U.S. Securities Laws" means, collectively, and, as the context may require, (i) all applicable securities laws in the United States, including without limitation, the U.S. Securities Act, the Rules and Regulations, the U.S. Exchange Act, and the rules and regulations promulgated thereunder, and any applicable state securities laws, and (ii) the rules and policies of the NYSE American;

(b) Whenever used in this Agreement, the terms "distribution", "misrepresentation", "material fact" and "material change" shall, except to the extent modified herein or as the context requires, have the meanings given to such terms, and "distribution" shall include a "distribution to the public" as defined, under Canadian Securities Laws.

(c) Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

(d) Except as otherwise indicated, all references to monetary amounts in this Agreement are to the lawful money of Canada.

(e) If any action is required to be taken under this Agreement on a day that is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

(f) The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

26. Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by .pdf or other electronic or email transmission.

[Remainder of page left intentionally blank.]

EXECUTION VERSION

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Yours very truly,

i-80 GOLD CORP.

By:	/s/ Ewan Downie
	Name:	Ewan Downie
	Title:	Chief Executive Officer

[Signature Page to the Equity Distribution Agreement]

EXECUTION VERSION

ACCEPTED as of the date first-above written:

NATIONAL BANK FINANCIAL INC.

By:	/s/ Elian Terner
	Name:	Elian Terner
	Title:	Managing Director and Head, Global Metals & Mining

CANACCORD GENUITY CORP.

By:	/s/ Tom Jakubowski
	Name:	Tom Jakubowski
	Title:	Managing Director, Global Head of Metals & Mining Investment Banking

STIFEL NICOLAUS CANADA INC.

By:	/s/ Matthew Gaasenbeek
	Name:	Matthew Gaasenbeek
	Title:	Vice Chairman, Managing Director

RBC DOMINION SECURITIES INC.

By:	/s/ Hugh Samson
	Name:	Hugh Samson
	Title:	Managing Director, Global Mining & Metals Investment Banking

SCOTIA CAPITAL INC.

By:	/s/ Blake Morgan
	Name:	Blake Morgan
	Title:	Director, Global Investment Banking

[Signature Page to the Equity Distribution Agreement]

NATIONAL BANK OF CANADA FINANCIAL INC.

By:	/s/ Etienne Dubuc
	Name:	Etienne Dubuc
	Title:	Executive Vice President and Co-Head, Financial Markets

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
	Name:	Jennifer Pardi
	Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Seth Rubin
	Name:	Seth Rubin
	Title:	Sr. Managing Director, Head of ECM

RBC CAPITAL MARKETS, LLC

By:	/s/ Michael Ventura
	Name:	Michael Ventura
	Title:	Managing Director, Equity Capital Markets

SCOTIA CAPITAL (USA) INC.

By:	/s/ John Cronin
	Name:	John Cronin
	Title:	Managing Director and Head US & LatAm Equity Capital Markets

[Signature Page to the Equity Distribution Agreement]

EXECUTION VERSION

SCHEDULE 1

AUTHORIZED REPRESENTATIVES

The Authorized Representatives of i-80 Gold Corp. are as follows:

Name and Office/Title	E-mail Address	Telephone Number
Ewan Downie, Chief Executive Officer	[Redacted]	[Redacted]
Ryan Snow, Chief Financial Officer	[Redacted]	[Redacted]
Matthew Gollat, Executive Vice-President Business & Corporate Development	[Redacted]	[Redacted]

The Authorized Representatives of National Bank Financial Inc. and National Bank of Canada Financial Inc. are as follows:

Name and Office/Title	E-mail Address	Telephone Number
John O'Sullivan, Managing Director	[Redacted]	[Redacted]
Greg Doyle, Director	[Redacted]	[Redacted]
Gavin Brancato, Managing Director	[Redacted]	[Redacted]
Thomas Zhang, Vice President	[Redacted]	[Redacted]
Andrew Gilbert, Managing Director	[Redacted]	[Redacted]
Adrienne Macdonald, Vice President	[Redacted]	[Redacted]

The Authorized Representatives of Canaccord Genuity Corp. and Canaccord Genuity LLC are as follows:

Name and Office/Title	E-mail Address	Telephone Number
Tom Jakubowski, Managing Director, Global Head of Metals & Mining Investment Banking	[Redacted]	[Redacted]
David Sadowski, Managing Director, Head of Canadian Metals & Mining Investment Banking	[Redacted]	[Redacted]
Ron Sedran, Managing Director, Equity Capital Markets	[Redacted]	[Redacted]
Jennifer Pardi, Managing Director	[Redacted]	[Redacted]
Mark Ferriso, Managing Director	[Redacted]	[Redacted]

The Authorized Representatives of Stifel Nicolaus Canada Inc. and Stifel, Nicolaus & Company, Incorporated are as follows:

Name and Office/Title	E-mail Address	Telephone Number
Matthew Gaasenbeek, Vice Chairman, Managing Director	[Redacted]	[Redacted]

The Authorized Representatives of RBC Dominion Securities Inc. and RBC Capital Markets, LLC are as follows:

Name and Office/Title	E-mail Address	Telephone Number
Hugh Samson, Managing Director, Global Mining & Metals Investment Banking	[Redacted]	[Redacted]
Michael Ventura, Managing Director, Equity Capital Markets	[Redacted]	[Redacted]

The Authorized Representatives of Scotia Capital Inc. and Scotia Capital (USA) Inc. are as follows:

Name and Office/Title	E-mail Address	Telephone Number
Paul O'Hea, Managing Director	[Redacted]	[Redacted]
Gaurav Sharma, Director	[Redacted]	[Redacted]
Brian Knapp, Director	[Redacted]	[Redacted]
Brendan Spinks, Managing Director	[Redacted]	[Redacted]
John Burchat, Director	[Redacted]	[Redacted]
Blake Morgan, Director	[Redacted]	[Redacted]
Dane Saunders, Associate Director	[Redacted]	[Redacted]

EXECUTION VERSION

EXHIBIT A

OFFICER'S CERTIFICATE

I, Ewan Downie, the Chief Executive Officer of i-80 Gold Corp. (the "Company"), do hereby certify in such capacity and not in my personal capacity, on behalf of the Company pursuant to Section 8(o) of the Equity Distribution Agreement dated August 12, 2024 (the "Distribution Agreement") among the Company, National Bank Financial Inc., Canaccord Genuity Corp., Stifel Nicolaus Canada Inc., RBC Dominion Securities Inc., Scotia Capital Inc., National Bank of Canada Financial Inc., Canaccord Genuity LLC, Stifel, Nicolaus & Company, Incorporated, RBC Capital Markets, LLC and Scotia Capital (USA) Inc., and without personal liability, that, to the best of my knowledge:

(i) Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, if any, the representations and warranties of the Company in Section 7 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii) The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Date: ________________________________	By:
Name: Ewan Downie
Title: Chief Executive Officer

EXECUTION VERSION

EXHIBIT B

MATTERS TO BE COVERED BY
INITIAL OPINION OF THE COMPANY'S CANADIAN COUNSEL

1. The Company was incorporated under the laws of the Province of British Columbia and is a valid and existing company and is, with respect to the filing of annual reports, in good standing. The Company has all requisite corporate power, capacity and authority to carry on its business as now conducted and to own, lease and operate its property and assets as described in the Canadian Prospectus.

2. The authorized share capital of the Company consists of an unlimited number of Common Shares, of which 384,935,525 are issued and outstanding as of the close of business on August 9, 2024.

3. Subject to the qualifications set out therein, the Company has duly authorized, executed and delivered this Agreement and authorized the performance of its obligations thereunder, and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement of rights of indemnity and contribution under this Agreement may be limited by applicable law and except as enforcement of this Agreement may be limited by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors' rights and except that equitable remedies, such as specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction;

4. All necessary corporate action has been taken by the Company to authorize the execution and delivery of the Canadian Prospectus and, if applicable, any amendments thereto and the filing of such documents under Canadian Securities Laws;

5. All necessary corporate action has been taken to authorize the issuance of the Placement Shares and that upon the Company receiving the purchase price therefor and the Placement Shares being issued and delivered in accordance with the Agreement, the Placement Shares will be validly issued as fully paid and non-assessable Common Shares.

6. The attributes of the Common Shares are consistent in all material respects with the description thereof in the Canadian Prospectus;

7. The execution and delivery by the Company of, fulfillment of the terms hereof, and the consummation of the transactions thereby, do not result in a breach of (whether after notice or lapse of time or both) or constitute a default under (i) any of the terms, conditions or provisions of the notice of articles or articles or (ii) any corporate laws of the Province of British Columbia and the federal laws of Canada applicable therein.

8. TSX Trust Company, at its principal office in Toronto, Ontario, has been duly appointed as the transfer agent and registrar for the Common Shares;

9. All necessary documents have been filed by the Company and all requisite proceedings have been taken by the Company and all approvals, permits, consents and authorizations of the appropriate regulatory authorities under the Canadian Securities Laws have been obtained by the Company to qualify the Placement Shares for distribution in each of the Canadian Qualifying Jurisdictions through investment dealers or brokers registered under the Canadian Securities Laws and who have complied with the relevant provisions of such Canadian Securities Laws;

10. The Placement Shares have been conditionally approved for listing on the TSX subject to such conditions and such other matters that the TSX may require;

11. Subject to the limitations, assumptions, restrictions and qualifications set out therein, the statements in the Canadian Prospectus Supplement under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations", insofar as they constitute statements of law, are accurate summaries of the matters discussed therein; and

12. The Company is a "reporting issuer" under the Canadian Securities Laws of the Canadian Qualifying Jurisdictions, and is not on the list of defaulting reporting issuers published by the Canadian Qualifying Authorities.

EXHIBIT C

MATTERS TO BE COVERED BY
INITIAL OPINION AND NEGATIVE ASSURANCE LETTER OF THE COMPANY'S U.S. COUNSEL

August 12, 2024

National Bank Financial Inc. 130 King Street West, 8th Floor Toronto, Ontario M5X 1J9	National Bank of Canada Financial Inc. 65 East 55th Street, 8th Floor New York, NY 10022

Canaccord Genuity Corp. 40 Temperance St., Suite 2100 Toronto, ON M5H 0B4	Canaccord Genuity LLC One Post Office Square Suite 3000, Boston, MA 02109

Stifel Nicolaus Canada Inc. 161 Bay Street, Suite 3800 Toronto, ON M5J 2S1	Stifel, Nicolaus & Company, Incorporated 1 Montgomery St, 37th Floor San Francisco, CA 94104

RBC Dominion Securities Inc. 200 Bay Street, 22nd Floor Toronto, ON M5J 2T6	RBC Capital Markets, LLC 200 Vesey Street, 9th Floor New York, NY 10281

Scotia Capital Inc. 40 Temperance Street, 6th Floor Toronto, ON M5H 0B4	Scotia Capital (USA) Inc. 250 Vesey Street, 24th Floor New York, New York 10281

Ladies and Gentlemen:

We have acted as United States counsel to i-80 Gold Corp., a British Columbia corporation (the "Company"), in connection with the offer and sale by the Company of common shares of the Company ("Common Shares") having an aggregate offering price of up to US$50,000,000 pursuant to the equity distribution agreement dated August 12, 2024 (the "Equity Distribution Agreement") by and among the Company and National Bank Financial Inc., Canaccord Genuity Corp., Stifel Nicolaus Canada Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. (collectively, the "Agents").

This opinion is being furnished pursuant to Section 8(p) of the Equity Distribution Agreement.  Capitalized terms used but not otherwise defined herein have the meanings specified in the Equity Distribution Agreement.

On May 20, 2024, the Company filed with the United States Securities and Exchange Commission (the "Commission") a registration statement on Form F-10 (File No. 333-279567) under the United States Securities Act of 1933, as amended (the "Act"), containing a base shelf prospectus prepared in accordance with the disclosure requirements of Canada, as permitted under the Commission's multijurisdictional disclosure system.  On May 21, 2024, the Company filed with the Commission an appointment of agent for service of process and undertaking on Form F-X (the "Form F-X"), which was dated and submitted on May 20, 2024.  On June 24, 2024, the Company filed with the Commission Amendment No. 1 to such registration statement, containing a final base shelf prospectus prepared in accordance with the disclosure requirements of Canada, as permitted under the Commission's multijurisdictional disclosure system.  A Notice of Effectiveness was uploaded by the Commission reflecting an effective date of June 25, 2024.  In this letter, such registration statement (together with the exhibits thereto and the documents incorporated therein by reference), in the form it became effective, is referred to as the "Registration Statement", and the final base shelf prospectus included in such Registration Statement (together with the documents incorporated therein by reference), is referred to as the "U.S. Base Prospectus".  On August 12, 2024, a prospectus supplement relating to the Common Shares was filed with the Commission in accordance with General Instruction II.L. of Form F-10 (together with any documents incorporated therein by reference, the "U.S. Prospectus Supplement", and together with the U.S. Base Prospectus, the "U.S. Prospectus").

For the purpose of this opinion, we have reviewed the Registration Statement, the U.S. Prospectus, the Form F-X, the Equity Distribution Agreement, and certain resolutions adopted by the board of directors of the Company.  We also have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purpose of the opinions set forth below.  We have assumed that each party's entry into the Equity Distribution Agreement was duly authorized and that each such party had corporate power to execute, deliver and perform the Equity Distribution Agreement.  We have assumed the completeness and conformity to the original documents of all documents submitted to us as copies, the authenticity of originals of such documents, the genuineness of the signatures appearing thereon and the enforceability of such agreements against each of the parties thereto.

In so acting, we have relied upon the representations and warranties as to factual matters of the Company contained in the Equity Distribution Agreement.  In addition, we have obtained from the Company and its officers and other representatives, and have relied upon, other representations and assurances in response to our inquiries concerning matters set forth in this opinion.  Although we have not undertaken any independent investigation to verify the accuracy of such representations and assurances, nothing has come to our attention that has caused us to believe we are not justified in relying on them.

We are not passing upon, and do not assume any responsibility for, the factual accuracy, completeness or fairness of the statements contained in, or incorporated by reference into, the Registration Statement or the U.S. Prospectus and have not undertaken to make any independent check or verification thereof.

The opinions expressed below are limited to the federal law of the United States.  No opinion is given as to the law of any other jurisdiction.  As to matters of form of the Registration Statement and U.S. Prospectus, we have assumed that the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus each comply as to form in all material respects with the applicable requirements of Canadian securities laws.

Based upon the foregoing, and subject to the assumptions, exceptions and qualifications stated herein, we are of the opinion that:

1. The Registration Statement, at the time it became effective and as of the date of the Equity Distribution Agreement, and the U.S. Prospectus, as of the date of the U.S. Prospectus Supplement, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for (i) the financial statements and related schedules, including the notes and schedules thereto, and the auditor's report thereon, management reports and auditor attestations on internal control over financial reporting, and any other financial, statistical, or accounting data (including XBRL data), included or incorporated by reference in, or excluded from, the Registration Statement or the U.S. Prospectus, and (ii) the reports and the information derived from the reports of or attributed to persons named in the Registration Statement or the U.S. Prospectus under the heading "Interests of Experts", included or incorporated by reference therein, as to which we have no opinion.

2. The Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Act.

3. No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the execution and delivery by the Company of the Equity Distribution Agreement and the performance by the Company of its obligations thereunder. As used herein, "Applicable Law" means those laws, rules and regulations of the United States of America, which in our experience are normally applicable to the transactions of the type contemplated by the Equity Distribution Agreement, provided that such term does not include any state, municipal or other local laws, rules or regulations, or any antifraud, environmental, labor, tax, insurance, antitrust or state securities or blue sky laws, rules or regulations, or any law, rule or regulation that is applicable to the Company, the Common Shares, the Equity Distribution Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Equity Distribution Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.  As used in this paragraph, the term "Governmental Authority" means any executive, legislative, judicial, administrative or regulatory body of the United States of America.

4. The execution and delivery by the Company of the Equity Distribution Agreement and the performance by the Company of its obligations in the Equity Distribution Agreement will not violate Applicable Law.

5. The Registration Statement has become effective under the Act and to our knowledge, based solely on a review of the Commission's website, no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission.

6. The Company is not required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

7. After giving effect to the application of the proceeds to be received by the Company from the offering and sale of the Common Shares as described in the U.S. Prospectus, the Company will not be required to be registered as an investment company under the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

8. The statements in the U.S. Prospectus Supplement under the heading "Certain U.S. Federal Income Tax Considerations" insofar as they purport to describe provisions of U.S. legal matters with respect thereto, fairly present, to the extent required by the Securities Act and the rules and regulations thereunder, in all material respects such U.S. legal matters, subject to the qualifications and assumptions contained herein and therein.

The opinions set forth herein are subject to the following qualifications:

Our opinion in paragraph 5 with respect to stop orders is based solely upon our review of the list of stop orders set forth on the website maintained by the Commission at http://www.sec.gov/enforcement-litigation/stop-orders.

In rendering the opinion set forth in paragraph 8 above, we have considered the current provisions of the United States Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and judicial decisions, all of which are subject to change, which changes may be retroactively applied. A change in the authorities upon which our opinion in paragraph 8 above is based could affect the statements referred to therein.

The opinions expressed herein are as of the date hereof, are for the sole benefit of, and may be relied on only by you, and may be relied upon solely in connection with the Equity Distribution Agreement.  We assume no obligation to advise you of changes which may hereafter be brought to our attention.  Neither these opinions nor any extract herefrom or reference hereto shall be published or delivered to any other person or relied upon for any other purpose without our express written permission.

Sincerely,

Dorsey & Whitney LLP

August 12, 2024

National Bank Financial Inc. 130 King Street West, 8th Floor Toronto, Ontario M5X 1J9	National Bank of Canada Financial Inc. 65 East 55th Street, 8th Floor New York, NY 10022

Canaccord Genuity Corp. 40 Temperance St., Suite 2100 Toronto, ON M5H 0B4	Canaccord Genuity LLC One Post Office Square Suite 3000, Boston, MA 02109

Stifel Nicolaus Canada Inc. 161 Bay Street, Suite 3800 Toronto, ON M5J 2S1	Stifel, Nicolaus & Company, Incorporated 1 Montgomery St, 37th Floor San Francisco, CA 94104

RBC Dominion Securities Inc. 200 Bay Street, 22nd Floor Toronto, ON M5J 2T6	RBC Capital Markets, LLC 200 Vesey Street, 9th Floor New York, NY 10281

Scotia Capital Inc. 40 Temperance Street, 6th Floor Toronto, ON M5H 0B4	Scotia Capital (USA) Inc. 250 Vesey Street, 24th Floor New York, New York 10281

Ladies and Gentlemen:

We have acted as special United States counsel to i-80 Gold Corp., a British Columbia corporation (the "Company"), in connection with the Equity Distribution Agreement (the "Equity Distribution Agreement"), dated August 12, 2024, among each of you (collectively, the "Agents") and the Company, relating to the offer and sale by the Company, from time to time during the term of the Equity Distribution Agreement, of common shares in the capital of the Company (the "Placement Shares"), having an aggregate sales price of up to US$50,000,000. This letter is being furnished at the request of the Company in connection with the delivery of our opinion to you of even date herewith under the Equity Distribution Agreement. Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Equity Distribution Agreement.

On May 20, 2024, the Company filed with the United States Securities and Exchange Commission (the "SEC") a registration statement on Form F-10 (File No. 333-279567) under the United States Securities Act of 1933, as amended, containing a base shelf prospectus prepared in accordance with the disclosure requirements of Canada, as permitted under the SEC's multijurisdictional disclosure system.  On May 21, 2024, the Company filed with the SEC an appointment of agent for service of process and undertaking on Form F-X (the "Form F-X").  On June 24, 2024, the Company filed with the SEC Amendment No. 1 to such registration statement, containing a final base shelf prospectus prepared in accordance with the disclosure requirements of Canada, as permitted under the SEC's multijurisdictional disclosure system.  A Notice of Effectiveness was uploaded by the SEC reflecting an effective date of June 25, 2024.  In this letter, such registration statement (together with the exhibits thereto and the documents incorporated therein by reference), in the form it became effective, is referred to as the "Registration Statement", and the final base shelf prospectus included in such Registration Statement (together with the documents incorporated therein by reference), is referred to as the "U.S. Base Prospectus".  On August 9, 2024, a prospectus supplement relating to the Placement Shares was filed with the SEC in accordance with General Instruction II.L. of Form F-10 (together with any documents incorporated therein by reference, the "U.S. Prospectus Supplement", and together with the U.S. Base Prospectus, the "U.S. Prospectus"). The primary purpose of our professional engagement was not to establish factual matters or financial, accounting or statistical information. In addition, many determinations involved in the preparation of the Registration Statement and the U.S. Prospectus are of a wholly or partially non-legal character or relate to legal matters outside the scope of this letter. Furthermore, the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that we have not undertaken to independently verify, and cannot and do not assume responsibility for the accuracy, completeness or fairness of, the statements contained in the Registration Statement and the U.S. Prospectus (except to the extent expressly set forth in paragraph 8 of our opinion letter addressed to you of even date herewith). The documents incorporated by reference into the Registration Statement and the U.S. Prospectus were prepared by the Company without our participation.

In the course of acting as special United States counsel to the Company in connection with the offering of the Placement Shares, we have participated in conferences and telephone conversations with your representatives, including your Canadian and United States counsels, Canadian counsel to the Company, officers and other representatives of the Company and the independent registered public accountants for Company, during which conferences and conversations the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed. Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company and its subsidiaries), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that caused us to believe that (i) at the time the Equity Distribution Agreement was executed, the Registration Statement (except for (i) the financial statements and related schedules, including the notes and schedules thereto, and the auditor's report thereon, management reports and auditor attestations on internal control over financial reporting, or any other financial, statistical or accounting data (including XBRL data), included or incorporated or deemed incorporated by reference in, or excluded from, the Registration Statement, and (ii) the reports and the information derived from the reports of or attributed to persons named in the Registration Statement under the heading "Interest of Experts",  included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) as of the date hereof, the U.S. Prospectus (except for (i) the financial statements and related schedules, including the notes and schedules thereto, and the auditor's report thereon, management reports and auditor attestations on internal control over financial reporting, or any other financial, statistical or accounting data (including XBRL data), included or incorporated or deemed incorporated by reference in, or excluded from, the U.S. Prospectus, and (ii) the reports and the information derived from the reports of or attributed to persons named in the U.S. Prospectus under the heading "Interest of Experts", included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter is furnished by us solely for your benefit in connection with the transactions referred to in the Equity Distribution Agreement and may not be circulated to, or relied upon by, any other person without our prior written consent. We assume no obligation to advise you of changes which may hereafter be brought to our attention.  Neither this letter nor any extract herefrom or reference hereto shall be published or delivered to any other person or relied upon for any other purpose without our express written permission.

Very truly yours,

Dorsey & Whitney LLP

EXHIBIT D

MATERIAL SUBSIDIARIES

Name	Jurisdiction of Incorporation	Authorized Share Capital	Issued and Outstanding Capital
Premier Gold Mines USA, Inc.	Delaware	3,000 common shares	1,614 shares
Au-Reka Gold LLC	Delaware	Unlimited units	100 units
Goldcorp Dee LLC	Nevada		100%
Osgood Mining Company, LLC	Nevada	Unlimited units	1,000 units
Ruby Hill Mining Company, LLC	Nevada	Unlimited units	1,000 units